EX-99.1 Shinhan Financial Group Review Report for the 3Q of 2023 (Consolidated)

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2023, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023, and the consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, and the consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2022 were reviewed by another auditor, and their report thereon, dated November 14, 2022, expressed that nothing was found for them to believe those financial statements are not presented fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting. The financial statements that another auditor reviewed are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts, and etc. described in Note 3. The accompanying consolidated statements of comprehensive income for the three-month period and nine-month period ended September 30, 2022, and changes in equity and cash flows for the nine-month period ended September 30, 2022, presented for comparative purposes, are those after reflecting such adjustments.

The consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by another auditor in accordance with Korean Standards on Auditing, and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The financial statements that another auditor reviewed are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts described in Note 3. The accompanying consolidated statements of financial position of the Group as of December 31, 2022, presented for comparative purposes, are those after reflecting such adjustments.

As part of review procedures on the consolidated interim financial statements for the nine-month period ended September 30, 2023, we have reviewed the adjustments to the accompanying consolidated interim financial statements presented for comparative purposes. Based on our review, nothing has come to our attention that causes us to believe that such adjustments are not prepared, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated interim financial statements presented for comparative purposes taken as a whole.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In millions of Korean won)	Notes		September 30, 2023 (Unaudited)	December 31, 2022
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	35,888,889	30,050,840
Financial assets at fair value through profit or loss	4, 8		66,712,929	61,508,281
Derivative assets	4, 9		6,235,318	6,460,652
Securities at fair value through other comprehensive income	4, 10		86,388,117	85,469,161
Securities at amortized cost	4, 10		35,238,498	33,371,198
Loans at amortized cost	4, 11		411,354,717	407,898,972
Property and equipment, net			3,952,753	4,011,097
Intangible assets	12		6,235,855	5,807,836
Investments in associates	13		3,039,628	2,904,474
Current tax receivable			31,623	26,307
Deferred tax assets			144,160	915,369
Investment property			263,810	363,108
Net defined benefit assets	17		311,933	456,838
Insurance contract assets	19		3,373	-
Reinsurance contract assets	19		79,352	88,772
Other assets	4, 11		34,096,203	25,071,114
Assets held for sale			36,110	29,211
Total assets		~~W~~	690,013,268	664,433,230

Liabilities
Deposits	4	~~W~~	384,994,956	382,988,294
Financial liabilities at fair value through profit or loss	4, 14		1,731,737	1,146,110
Financial liabilities designated at fair value through profit or loss	4, 15		7,187,642	8,367,368
Derivative liabilities	4, 9		7,291,988	7,708,615
Borrowings	4		55,806,051	49,279,175
Debt securities issued	4, 16		77,181,740	77,288,783
Net defined benefit liabilities	17		52,195	14,664
Provisions	18		1,009,204	1,266,314
Current tax payable			327,513	702,143
Deferred tax liabilities			665,832	810,569
Insurance contract liabilities	19		44,448,225	45,904,773
Reinsurance contract liabilities	19		68,073	62,803
Investment contract liabilities			2,166,107	2,133,586
Other liabilities	4		50,665,379	33,336,475
Total liabilities			633,596,642	611,009,672

Equity	21
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,001,731	4,196,968
Capital surplus			12,094,968	12,095,043
Capital adjustments			(658,470)	(582,859)
Accumulated other comprehensive loss			(1,043,520)	(1,910,750)
Retained earnings			36,251,890	33,963,799
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			53,616,240	50,731,842
Non-controlling interests			2,800,386	2,691,716
Total equity			56,416,626	53,423,558

Total liabilities and equity		~~W~~	690,013,268	664,433,230

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2023 and 2022

			September 30, 2023 (Unaudited)		September 30, 2022 (Unaudited)
(In millions of Korean won)	Notes		Three-month	Nine- month	Three-month	Nine- month
Interest income		~~W~~	7,028,499	20,336,162	5,205,434	13,929,227
Interest expense			(4,265,192)	(12,304,830)	(2,473,313)	(6,097,560)
Net interest income	22		2,763,307	8,031,332	2,732,121	7,831,667

Fees and commission income			1,092,040	3,087,731	928,951	2,985,896
Fees and commission expense			(379,999)	(1,122,962)	(385,406)	(1,079,582)
Net fees and commission income	23		712,041	1,964,769	543,545	1,906,314

Insurance income			737,324	2,150,250	684,775	2,030,862
Reinsurance income			10,123	33,379	11,935	27,447
Insurance service expenses			(455,966)	(1,356,978)	(446,473)	(1,266,047)
Reinsurance service expenses			(19,876)	(57,470)	(20,594)	(47,725)
Net insurance income	19		271,605	769,181	229,643	744,537

Insurance finance income			96,756	123,274	214,157	930,287
Insurance finance expense			5,499	(359,345)	(41,402)	(77,415)
Net insurance finance income (expense)	20		102,255	(236,071)	172,755	852,872

Dividend income			22,892	152,093	29,134	128,519
Net gain (loss) on financial instruments at fair value through profit or loss			(35,850)	1,575,319	(645,938)	(1,572,617)
Net gain (loss) on financial instruments designated at fair value through profit or loss			171,156	(267,637)	396,904	885,330
Net gain on foreign currency transaction			104,306	330,482	170,087	273,434
Net loss on disposal of financial securities at fair value through other comprehensive income	10		(17,756)	(31,315)	(24,702)	(43,017)
Net gain (loss) on disposal of securities at amortized cost	10		(1)	355	(4)	(59)
Provision for allowance for credit loss	24		(488,723)	(1,472,206)	(247,747)	(846,495)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position (Continued)

As of June 30, 2023 and December 31, 2022

(Unaudited)

General and administrative expenses	25		(1,497,534)	(4,296,382)	(1,303,573)	(3,872,360)
Other operating expenses, net			(403,565)	(1,323,554)	(328,478)	(962,700)

Operating income			1,704,133	5,196,366	1,723,747	5,325,425

Equity method income	13		28,165	95,499	46,365	79,655
Other non-operating expense (income), net			(141,916)	(116,304)	436,760	491,436
Profit before income taxes			1,590,382	5,175,561	2,206,872	5,896,516

Income tax expense	27		371,557	1,273,613	559,209	1,526,792
Profit for the period		~~W~~	1,218,825	3,901,948	1,647,663	4,369,724

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of Korean won, except earnings per share data)			September 30, 2023 (Unaudited)		September 30, 2022 (Unaudited)
	Notes		Three- month	Nine- month	Three- month	Nine- month

Other comprehensive income (loss) for the period, net of income tax	21
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	(741,022)	125,895	(1,588,819)	(6,768,513)
Equity in other comprehensive income (loss) of associates			505	6,659	(3,153)	(17,747)
Foreign currency translation adjustments for foreign operations			(9,624)	116,463	312,536	454,627
Net change in unrealized fair value of cash flow hedges			(18,708)	(26,008)	(12,350)	(75,672)
Net finance income on insurance contract assets (liabilities)			874,344	710,087	1,008,957	4,939,810
Net finance income (expense) on reinsurance contract assets (liabilities)			2,861	(970)	15,374	35,848
			108,356	932,126	(267,455)	(1,431,647)
Items that will never be reclassified to profit or loss:
Remeasurement of the net defined benefit liabilities (assets)			(275)	(36,889)	7,978	200,821
Equity in other comprehensive income of associates			-	-	-	6
Valuation gain (loss) on securities at fair value through other comprehensive income			43,827	(23,711)	(10,537)	60,787
Gain (loss) on disposal of securities at fair value through other comprehensive income			(704)	(1,964)	228	2,147
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			296	1,179	(1,157)	(2,318)
			43,144	(61,385)	(3,488)	261,443
Total other comprehensive income (loss), net of income tax			151,500	870,741	(270,943)	(1,170,204)

Total comprehensive income for the period		~~W~~	1,370,325	4,772,689	1,376,720	3,199,520

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,192,065	3,818,288	1,624,413	4,306,773
Non-controlling interests			26,760	83,660	23,250	62,951
		~~W~~	1,218,825	3,901,948	1,647,663	4,369,724
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,343,384	4,686,724	1,353,436	3,140,313
Non-controlling interests			26,941	85,965	23,284	59,207
		~~W~~	1,370,325	4,772,689	1,376,720	3,199,520

Earnings per share:	28
Basic and diluted earnings per share in Korean won		~~W~~	2,210	7,057	2,977	7,880

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2022

(In millions of Korean won)	September 30, 2022
	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	2,247,272	49,538,422
Adjustment on initial application of K-IFRS 1117 (Note 36)		-	-	-	-	79,713	597,815	-	677,528
Balance (restated) at January 1, 2022		2,969,641	3,334,531	12,095,043	(664,429)	(905,223)	31,139,115	2,247,272	50,215,950
Total comprehensive income
Profit for the period		-	-	-	-	-	4,306,773	62,951	4,369,724
Other comprehensive income, net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(6,700,699)	-	(4,880)	(6,705,579)
Equity in other comprehensive loss of associates		-	-	-	-	(17,741)	-	-	(17,741)
Foreign currency translation adjustments for foreign operations		-	-	-	-	453,832	-	795	454,627
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(75,672)	-	-	(75,672)
Net finance income on insurance contract assets (liabilities)		-	-	-	-	4,939,810	-	-	4,939,810
Net finance income on reinsurance contract assets (liabilities)		-	-	-	-	35,848	-	-	35,848
Remeasurement of defined benefit liabilities (assets)		-	-	-	-	200,480	-	341	200,821
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,318)	-	-	(2,318)
Total other comprehensive loss		-	-	-	-	(1,166,460)	-	(3,744)	(1,170,204)
Total comprehensive income (loss)		-	-	-	-	(1,166,460)	4,306,773	59,207	3,199,520

Other changes in equity
Annual dividends		-	-	-	-	-	(747,705)	-	(747,705)
Quarterly dividends		-	-	-	-	-	(425,434)	-	(425,434)
Dividends to hybrid bonds		-	-	-	-	-	(117,058)	-	(117,058)
Issuance of hybrid bonds (Note 21)		-	997,120	-	-	-	-	-	997,120
Redemption of hybrid bonds (Note 21)		-	(134,683)	-	(317)	-	-	-	(135,000)
Acquisition of treasury stock (Note 21)		-	-	-	(150,000)	-	-	-	(150,000)
Retirement of treasury stock (Note 21)		-	-	-	150,000	-	(150,029)	-	(29)
Change in other capital adjustments		-	-	-	(237)	-	-	-	(237)
Change in other non-controlling interests		-	-	-	86,711	-	-	45,213	131,924
		-	862,437	-	86,157	-	(1,440,226)	45,213	(446,419)
Reclassification between OCI and retained earnings		-	-	-	-	(1,594)	1,594	-	-
Balance at September 30, 2022 (Unaudited)	~~W~~	2,969,641	4,196,968	12,095,043	(578,272)	(2,073,277)	34,007,256	2,351,692	52,969,051

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2023

(In millions of Korean won)		September 30, 2023
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	2,691,716	53,423,558
Total comprehensive income
Profit for the period		-	-	-	-	-	3,818,288	83,660	3,901,948
Other comprehensive income, net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	98,640	-	1,580	100,220
Equity in other comprehensive income of associates		-	-	-	-	6,659	-	-	6,659
Foreign currency translation adjustments for foreign operations		-	-	-	-	115,659	-	804	116,463
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(26,008)	-	-	(26,008)
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	710,087	-	-	710,087
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(970)	-	-	(970)
Remeasurement of defined benefit liabilities (assets)		-	-	-	-	(36,810)	-	(79)	(36,889)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	1,179	-	-	1,179
Total other comprehensive income		-	-	-	-	868,436	-	2,305	870,741
Total comprehensive income		-	-	-	-	868,436	3,818,288	85,965	4,772,689

Other changes in equity
Annual dividends		-	-	-	-	-	(455,215)	-	(455,215)
Quarterly dividends		-	-	-	-	-	(546,486)	-	(546,486)
Dividends to hybrid bonds		-	-	-	-	-	(142,893)	-	(142,893)
Issuance of hybrid bonds (Note 21)		-	897,646	-	-	-	-	-	897,646
Redemption of hybrid bonds (Note 21)		-	(1,092,883)	-	(102,667)	-	-	-	(1,195,550)
Transfer of redemption loss of hybrid bonds to retained earnings		-	-	-	317	-	(317)	-	-
Acquisition of treasury stock (Note 21)		-	-	-	(385,947)	-	-	-	(385,947)
Retirement of treasury stock (Note 21)		-	-	-	385,947	-	(386,027)	-	(80)
Preferred stock converted to common stock		-	-	(75)	-	-	-	-	(75)
Change in other capital adjustments		-	-	-	27,165	-	(465)	-	26,700
Change in other non-controlling interests		-	-	-	(426)	-	-	22,705	22,279
		-	(195,237)	(75)	(75,611)	-	(1,531,403)	22,705	(1,779,621)
Reclassification between OCI and retained earnings		-	-	-	-	(1,206)	1,206	-	-
Balance at September 30, 2023 (Unaudited)	~~W~~	2,969,641	4,001,731	12,094,968	(658,470)	(1,043,520)	36,251,890	2,800,386	56,416,626

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

			Nine-month periods ended September 30
(In millions of Korean won)	Notes		2023 (Unaudited)	2022 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	3,901,948	4,369,724
Adjustments for:
Interest income	22		(20,336,162)	(13,929,227)
Interest expense	22		12,304,830	6,097,560
Dividend income			(152,093)	(128,519)
Income tax expense	27		1,273,613	1,526,792
Net fees and commission expense			233,691	99,265
Net insurance contract income			(769,180)	(744,537)
Net insurance finance expense (income)			236,071	(852,872)
Net gain (loss) on financial instruments at fair value through profit or loss			(716,782)	852,328
Net loss on derivatives			80,441	1,518,152
Net gain on foreign currency translation			(98,982)	(35,335)
Net gain on financial instruments designated at fair value through profit or loss			(116,818)	(1,058,782)
Net loss on disposal of securities at fair value through other comprehensive income	10		31,315	43,017
Provision for allowance for credit loss	24		1,472,206	846,495
Net gain (loss) on disposal of securities at amortized cost	10		(355)	59
Employee benefits	25		96,814	129,183
Depreciation and other amortization	25		874,166	729,206
Other operating expense			337,251	870,728
Equity method income	13		(95,499)	(79,655)
Other non-operating expense (income)			100,073	(538,069)
			(5,245,400)	(4,654,211)
Changes in assets and liabilities:
Due from banks at amortized cost			595,973	(1,256,376)
Securities at fair value through profit or loss			(3,436,312)	2,274,250
Loans at fair value through profit or loss			270,615	(197,881)
Financial instruments designated at fair value through profit or loss			(1,272,999)	(77,023)
Derivative instruments			(387,189)	328,008
Loans at amortized cost			(3,702,831)	(19,662,481)
Insurance contract assets			(1,105)	(20)
Reinsurance contract assets			9,393	(45,533)
Other assets			(9,923,629)	(4,163,799)
Deposits			1,715,803	11,173,574
Net defined benefit liabilities (assets)			45,590	(166,766)
Provisions			(399,296)	(51,784)
Insurance contract liabilities			(1,025,893)	(307,754)
Reinsurance contract liabilities			(20,249)	(202,857)
Investment contract liabilities			(49,581)	(307,140)
Other liabilities			14,759,318	11,019,034
			(2,822,392)	(1,644,548)

Income taxes paid			(1,476,343)	(1,510,797)
Interest received			19,331,142	13,379,209
Interest paid			(8,576,877)	(4,314,500)
Dividends received			173,564	113,647
Net cash inflow from operating activities		~~W~~	5,285,642	5,738,524

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2023 and 2022

			Nine-month periods ended September 30
(In millions of Korean won)	Notes		2023 (Unaudited)	2022 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,212,948	3,872,124
Acquisition of financial instruments at fair value through profit or loss			(4,227,464)	(3,956,103)
Decrease in financial securities at fair value through other comprehensive income			28,747,082	14,620,549
Acquisition of securities at fair value through other comprehensive income			(28,672,295)	(18,789,385)
Decrease in securities at amortized cost			2,983,775	4,263,646
Acquisition of securities at amortized cost			(4,722,342)	(9,151,502)
Proceeds from disposal of property and equipment			14,251	91,357
Acquisition of property and equipment			(174,766)	(202,571)
Proceeds from disposal of intangible assets			16,054	18,644
Acquisition of intangible assets			(351,331)	(445,246)
Proceeds from disposal of investments in associates			273,776	423,816
Acquisition of investments in associates			(323,748)	(574,887)
Proceeds from disposal of investment property			166,767	230,148
Acquisition of investment property			(4,324)	(3,589)
Disposal of assets held-for-sale			2,490	620,537
Change in other assets			9,430	(164,402)
Proceeds from settlement of hedging derivative financial instruments			19,608	12,120
Payment of settlement of hedging derivative financial instruments			(57,337)	(118,172)
Net cash flows from business combinations			-	(27,840)
Net cash outflow from investing activities		~~W~~	(3,087,426)	(9,280,756)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	897,646	997,120
Redemption of hybrid bonds			(1,195,550)	(135,000)
Net change in borrowings			6,391,722	8,746,639
Proceeds from debt securities issued			31,593,197	32,670,998
Repayments of debt securities issued			(32,278,891)	(30,379,458)
Increase in financial liabilities designated at fair value through profit or loss			209,969	49,993
Changes in other liabilities			79,558	171,248
Dividends paid			(1,144,090)	(1,289,590)
Proceeds from settlement of hedging derivative financial instruments			1,492,007	1,702,826
Payment of settlement of hedging derivative financial instruments			(1,415,311)	(1,675,739)
Acquisition of treasury stock			(385,947)	(150,000)
Proceeds and costs from retirement of treasury stock			(80)	(29)
Increase(decrease) in non-controlling interests			21,865	28,105
Redemption of lease liabilities			(185,346)	(209,996)
Conversion costs for preferred stock to common stock			(75)	-
Net cash inflow from financing activities			4,080,674	10,527,117

Effect of exchange rate changes on cash and cash equivalents held			46,052	192,461
Increase in cash and cash equivalents			6,324,942	7,177,346

Cash and cash equivalents at the beginning of the period	30		24,413,946	24,585,673

Cash and cash equivalents at the end of the period	30	~~W~~	30,738,888	31,763,019

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Group”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001, and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2023 and December 31, 2022 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		September 30, 2023	December 31, 2022
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.(*2)	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance, Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2023 and December 31, 2022 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		September 30, 2023	December 31, 2022
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	September 30	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	〃	100.0	100.0
〃	Shinhan CubeOn Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.

(*2) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, in which the Group has to compensate for the loss if principle or interest amount of the entrusted properties falls below guaranteed amount, and when the Group has the ability to affect those returns.

Asset-backed securitization	MPC Yulchon Green I and 237 others

An entity for asset-backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and when the Group is exposed to or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated when the Group has the greatest credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to or has rights to related variable returns.

Investment fund	One Shinhan Future's Fund and 162 others

An investment fund is consolidated when the Group manages or invests in assets of the investment funds on behalf of other investors as a collective investor or a business executive, has the ability to dismiss the manager of the investment funds, and is exposed to or has rights to the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of September 30, 2023 and December 31, 2022 is as follows:

		September 30, 2023			December 31, 2022
Investees (*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (Separate)	~~W~~	38,330,527	11,781,103	26,549,424	37,456,314	10,779,765	26,676,549
Shinhan Bank		510,769,914	477,738,241	33,031,673	491,981,392	460,814,132	31,167,260
Shinhan Card Co., Ltd.		44,463,439	36,525,331	7,938,108	43,050,321	35,591,567	7,458,754
Shinhan Securities Co., Ltd.		48,531,347	43,065,327	5,466,020	43,821,577	38,479,027	5,342,550
Shinhan Life Insurance Co., Ltd.		56,286,584	47,603,603	8,682,981	56,501,131	48,380,592	8,120,539
Shinhan Capital Co., Ltd.		13,200,386	10,978,917	2,221,469	13,035,892	11,048,996	1,986,896
Jeju Bank		7,119,014	6,583,200	535,814	7,320,304	6,798,450	521,854
Shinhan Asset Management Co., Ltd.		342,814	99,350	243,464	319,511	88,519	230,992
SHC Management Co., Ltd.		9,983	-	9,983	9,746	-	9,746
Shinhan DS		122,437	68,493	53,944	107,366	59,833	47,533
Shinhan Savings Bank		3,218,113	2,871,325	346,788	3,043,506	2,723,713	319,793
Shinhan Asset Trust Co., Ltd.		461,124	80,226	380,898	435,815	110,981	324,834
Shinhan Fund Partners (*3)		105,936	19,130	86,806	94,725	10,147	84,578
Shinhan REITs Management Co., Ltd.		67,571	8,140	59,431	58,610	5,559	53,051
Shinhan AI Co., Ltd.		39,259	2,497	36,762	41,431	2,264	39,167
Shinhan Venture Investment Co., Ltd.		154,912	74,652	80,260	140,310	63,309	77,001
Shinhan EZ General Insurance, Ltd.		236,490	105,246	131,244	222,980	86,145	136,835

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.

(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

1. Reporting entity (continued)

ii) The nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023			September 30, 2022
Investees (*1),(*2)		Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)	Operating income	Net income (*3)	Com- prehensive income (loss) (*3)
Shinhan Financial Group (Separate)	~~W~~	2,137,290	1,703,017	1,702,248	1,996,514	1,345,758	1,346,836
Shinhan Bank		30,975,662	2,599,275	2,985,649	35,298,159	2,593,042	2,020,136
Shinhan Card Co., Ltd.		4,108,511	470,104	458,120	4,005,746	589,322	607,213
Shinhan Investment Corp.		7,745,380	223,351	230,410	9,534,534	570,295	630,844
Shinhan Life Insurance Co., Ltd.		4,866,675	427,624	732,803	5,532,420	370,392	(484,656)
Shinhan Capital Co., Ltd.		907,097	292,863	289,389	767,588	282,447	288,789
Jeju Bank		273,267	13,115	19,408	193,002	16,977	(1,294)
Shinhan Credit Information Co., Ltd. (*4)		-	-	-	20,705	1,029	1,450
Shinhan Asset Management Co., Ltd.		102,954	19,481	19,473	162,443	40,919	40,791
SHC Management Co., Ltd.		-	237	237	-	60	60
Shinhan DS		227,795	7,906	6,412	200,201	7,035	7,709
Shinhan Savings Bank		207,275	26,992	26,991	177,627	31,098	31,465
Shinhan Asset Trust Co., Ltd.		113,415	56,288	56,064	115,487	55,026	55,564
Shinhan Fund Partners (*5)		46,656	8,286	8,286	41,455	6,688	6,688
Shinhan REITs Management Co., Ltd.		16,418	6,386	6,380	8,544	2,336	2,336
Shinhan AI Co., Ltd.		7,835	(2,391)	(2,405)	8,537	(466)	(477)
Shinhan Venture Investment Co, Ltd.		18,860	3,231	3,258	17,067	4,221	4,314
Shinhan EZ General Insurance, Ltd. (*6)		29,526	(5,221)	(5,591)	7,076	(4,360)	(4,314)

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.

(*3) It includes non-controlling interests.

(*4) 100% of shares were sold to Shinhan Card Co., Ltd. on July 28, 2022. The operating income, net income, comprehensive income for the nine-month period ended September 30, 2022 are before the acquisition.

(*5) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

(*6) The amounts are based on the statement of comprehensive income after the acquisition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These consolidated interim financial statements are prepared under K-IFRS 1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2022.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022 except for the method of estimation used to determine the income tax expense for the interim period.

1)
Adoption of K-IFRS 1117 ‘Insurance Contracts’

The Group applied K-IFRS 1117 ‘Insurance Contracts’ on accounting periods beginning on 1 January 2023. This Standard replaces K-IFRS 1104 ‘Insurance Contracts’.

The accompanying consolidated interim financial statements are restated in accordance with K-IFRS 1117. In addition, the consolidated financial position as of January 1, 2022 (the transition date), which is not disclosed, is retrospectively restated.

K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting treatment by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and insurance contract margins for separate non-financial risks. The effects of K-IFRS 1117 on financial statements are as follows:

1
Recognition, measurement, and presentation of insurance contracts

Based on K-IFRS 1117, insurance revenue in each reporting period represents the changes in the liabilities for remaining coverage that relate to services for which the Group expects to receive consideration and a systematic allocation of premiums that relate to recovering insurance acquisition cash flows.

Investment components (including insurance contract loans) are excluded from insurance revenue and insurance service costs. Under K-IFRS 1104, premiums paid for each payment method under the insurance contract were recognized as revenue.

The Group decided to subdivide insurance finance income or expenses into profit or loss and other comprehensive income, and present net insurance income separately consisting of insurance revenue and insurance service expenses.

The Group uses the premium allocation approach, a simplified methodology, for measurement of certain types of insurance contracts. Measurement of the liability for remaining coverage under the premium allocation approach is similar to the accounting treatment under K-IFRS 1104. However, the Group estimates liabilities for incurred claims under the premium allocation

2. Basis of preparation (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(b) Use of estimates and judgments (continued)

approach based on the time value of money and the effect of financial risk of future cash flows, and risk adjustments for non-financial risk separately, if the cash flows are expected to be paid more than one year from the date of the incurred claim.

Insurance acquisition cash flows generally include the present value of estimated future cash flows from insurance contracts. For insurance acquisition cash flows from insurance contracts with a coverage period of less than one year under the premium allocation approach, the Group chose to recognize those in profit or loss. Under K-IFRS 1104, all acquisition costs were separated from the related insurance contracts and recognized as separate assets (deferred acquisition costs).

The profit or loss of the reinsurance contract held is presented separately from the profit or loss of the insurance contract issued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

3. Material accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2022, except for the following amendments that has been applied for the first time since January 1, 2023 and as described in Note 2. (b).

i) Amendments to K-IFRS 1117 ‘Insurance Contracts’

The main characteristics of K-IFRS 1117 are recognition of insurance contracts revenue on an accrual basis, measurement of insurance contract liabilities using discounted probability-weighted current estimates of future cash flows, and presentation of insurance contracts income or expenses, separately from investment income or expenses.

① Measurement of insurance contract liabilities using discounted probability-weighted current estimates of future cash flows

The group identifies a portfolio of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates the group of insurance contracts into similar profitable contracts within the portfolio. It then estimates cash flows expected to occur within the boundaries of the insurance contract for each group of insurance contracts and measures the insurance liability at current estimates of future cash flows expected to occur in the performance of the contract, reflecting the assumptions and risks on the reporting date.

As a result, insurance liabilities for each set of insurance contracts as of the end of the reporting period are measured as an estimate of future cash flows (reflecting insurance contract loans, cash flows related to options and guarantees, the time value of money, etc.), risk adjustment and insurance margin.

Insurance contract margins represent unrealized gains that will be recognized in the future as insurance services are provided, and the negative (-) insurance margin is not to be recognized, but rather it is classified as a group of loss contracts and recognized in profit or loss immediately. In the case of insurance contracts without direct participation features, changes in cash flow related to future services are adjusted in the insurance contract margin using a discount rate at initial recognition, and the time value, financial risk, and effect of changes are not adjusted in the insurance contract margin.

On the other hand, reinsurance contracts refer to insurance contracts issued by reinsurance companies to compensate for claims arising from original insurance contracts issued by other insurance companies. A set of insurance contracts also applies a consistent assumption with the original set of insurance contracts when estimating the present value of future cash flows for the set of insurance contracts.

2
Recognition of insurance revenue on an accrual basis

For insurance revenue, it is recognized during the accounting year on an accrual basis, with measurement of insurance contracts with recognition of profit over the period that services are provided. Insurance revenue recognized for the current period is an estimated amount at the beginning of the period, including premiums and expenses, changes in risk adjustment, insurance contract margin for services provided to the policyholder. Insurance revenue related to insurance acquisition cash flows recognized as a systematic allocation of the premium portion related to the collection of insurance acquisition cash flows. Any investment component (the amount an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs) is excluded from insurance revenue.

3
Presentation of insurance income or expense

The group chose an accounting policy that separates insurance revenue and insurance income or expense including insurance service expense for presentation. Insurance finance income or expense, includes the time value of money, financial risks, and the change effects related to the group of insurance contracts, is recognized either profit or loss or other comprehensive income during the period as the accounting policy of the Group.

4
Accounting policy for transition and the transition effects

Based on the transition provisions of K-IFRS 1117, each group of insurance contracts shall be identified, recognized, and measured (full retrospective approach) as if this Standard had been applied. If the full retrospective approach is impractical, the Group can apply either the modified retrospective approach or the fair value approach to contracts. However, for insurance contracts with direct participation features that meet certain requirements, the fair value approach can be applied even if the full retrospective method is practical.

The Group applied either the modified retrospective approach or the fair value approach to contracts if the full retrospective application is impractical. For insurance contracts with direct participation features that meet certain requirements, the Group applied the fair value approach.

The effects on the date of transition and the date of the initial application of the key changes in the Group’s financial statements resulting from its adoption of K-IFRS 1117 are disclosed in Note 36.

3. Material accounting policies (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

ii) Amendments to K-IFRS 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iii) Amendments to K-IFRS 1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with variable exercise price as the contractual term are classified as financial liabilities. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iv) Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

v) Amendments to K-IFRS 1012 ‘Income Taxes’- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the consolidated financial statements.

vi) K-IFRS 1007, ‘Statements of Cash flows’ – Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance with the IFRS Interpretation Committee's agenda decision in April 2022 ‘Demand Deposits with Restrictions on Use arising from a Contract with a Third Party’ and the response to K-IFRS inquiry in December 2022 stating 'whether the reserve deposit should be classified as cash and cash equivalents', the Group reclassified the reserve deposits corresponding to demand deposits as cash and cash equivalents retroactively. The impact of this change in accounting policy is as follows:

1
Impact on consolidated statements of cash flows

		September 30, 2022	Adjustment	September 30, 2022 (after adjustment)
Cash flows from operating activities	~~W~~	(2,007,217)	7,322,692	5,315,475
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		177,937	10,723	188,660
Cash and cash equivalents at the beginning of the period		13,083,885	11,019,558	24,103,443
Cash and cash equivalents at the end of the period	~~W~~	12,892,285	18,352,973	31,245,258

(b) The following new accounting amendments are published but are not mandatory as of September 30, 2023.

i) Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group currently reviews the effects of the amendments on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of exceptions to the limits
-
Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation and related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the Group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group risk management system

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly, and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of expansion of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk review

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior consultation with the risk management department of the Group.

④ Risk management

The Group maintains a group-wide risk management system to detect the signals of any risk crisis and to respond on a timely, efficient and flexible basis in the event of a crisis happening, so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, 'caution’, ‘alert’, ‘imminent crisis’ and ‘crisis’. Such contingency levels are determined based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, each subsidiary is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group-wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel 3 requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairman, the head of each business division and supporting division, and the head of the related departments. Apart from the RMC, the credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to credit policy decisions, separate from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, his/her application scoring is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for three consecutive years or negative cash flows from operating activities for two consecutive years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms)

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio by analyzing data obtained from past experience and drew correlations across credit risk for each variable. To reflect the prolonged COVID-19 and internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios (‘upside’, ‘central’, and ‘downside’) but also an additional scenario, the ‘worst’ scenario for final forward-looking information.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate (YoY%)	(-)
Private consumption index growth rate (YoY %)	(-)
Index of equipment investment growth rate (YoY %)	(-)
Consumer price index growth rate (%)	(+)
Balance on current account (100 million dollars)	(-)

The predicted correlations between the macroeconomic variables and the risk of default used by the Group are derived based on the data from the past more than ten years. The Group estimated the probability of default rate and the loss given default, using the changed forward-looking information on major variables such as GDP growth rate and consumer price index growth rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2023 and December 31, 2022 is as follows:

		September 30, 2023	December 31, 2022
Due from banks and loans at amortized cost(*1),(*3):
Banks	~~W~~	18,515,793	20,184,517
Retail		175,384,006	178,488,924
Government/Public sector/Central bank		21,811,091	15,481,390
Corporations		201,543,034	193,567,313
Card receivables		26,831,892	27,375,162
		444,085,816	435,097,306

Due from banks and loans at fair value through profit or loss(*3):
Banks		118,825	135,214
Corporations		2,068,185	2,280,081
		2,187,010	2,415,295

Securities at fair value through profit or loss		57,166,699	51,502,760
Securities at fair value through other comprehensive income		84,661,827	83,796,575
Securities at amortized cost(*1)		35,238,498	33,371,198
Derivative assets		6,235,295	6,460,515
Other financial assets(*1),(*2)		31,042,346	21,704,046
Guarantee contracts		18,486,129	18,226,546
Loan commitments and other credit liabilities		214,006,039	205,488,825
	~~W~~	893,109,659	858,063,066

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly consist of receivables, accrued income, secured deposits, prepayment and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	15,649,109	2,414,464	472,118	76	-	18,535,767	(19,974)	18,515,793	39,192
Retail		155,931,415	6,940,640	9,192,524	3,162,228	994,404	176,221,211	(837,205)	175,384,006	119,837,238
Government/Public sector /Central bank		20,442,385	1,297,949	75,200	4,248	-	21,819,782	(8,691)	21,811,091	2,500
Corporations		114,670,258	46,901,726	17,075,734	23,816,235	1,166,665	203,630,618	(2,087,584)	201,543,034	110,364,019
Card receivables		20,634,983	2,701,993	1,390,259	2,601,883	624,984	27,954,102	(1,122,210)	26,831,892	12,679
		327,328,150	60,256,772	28,205,835	29,584,670	2,786,053	448,161,480	(4,075,664)	444,085,816	230,255,628
Securities at fair value through other comprehensive income (*)		75,030,831	9,521,815	-	109,181	-	84,661,827	-	84,661,827	-
Securities at amortized cost		32,741,924	2,502,095	-	7,811	-	35,251,830	(13,332)	35,238,498	-
	~~W~~	435,100,905	72,280,682	28,205,835	29,701,662	2,786,053	568,075,137	(4,088,996)	563,986,141	230,255,628

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of September 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	15,965,893	4,130,763	111,593	177	-	20,208,426	(23,909)	20,184,517	42,418
Retail		160,840,816	6,846,625	8,544,051	2,340,393	704,302	179,276,187	(787,263)	178,488,924	124,229,150
Government/Public sector/ Central bank		14,401,434	1,071,236	15,755	557	-	15,488,982	(7,592)	15,481,390	10,162
Corporations		116,848,133	47,287,302	12,582,994	17,780,729	880,845	195,380,003	(1,812,690)	193,567,313	104,988,250
Card receivables		20,858,888	2,727,744	1,671,259	2,662,353	493,480	28,413,724	(1,038,562)	27,375,162	12,589
		328,915,164	62,063,670	22,925,652	22,784,209	2,078,627	438,767,322	(3,670,016)	435,097,306	229,282,569
Securities at fair value through other comprehensive income(*)		74,623,066	9,106,311	-	67,198	-	83,796,575	-	83,796,575	-
Securities at amortized cost		31,727,910	1,643,689	-	10,515	-	33,382,114	(10,916)	33,371,198	-
	~~W~~	435,266,140	72,813,670	22,925,652	22,861,922	2,078,627	555,946,011	(3,680,932)	552,265,079	229,282,569

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 35,800 million and ~~W~~ 40,614 million as of September 30, 2023 and December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	14,577,652	2,989,403	-	17,567,055
Lifetime expected credit loss		710,047	207,344	-	917,391
Impaired		-	-	1,683	1,683
		15,287,699	3,196,747	1,683	18,486,129
Loan commitment and other credit line:
12-month expected credit loss		183,347,591	19,317,005	-	202,664,596
Lifetime expected credit loss		8,296,459	3,039,696	-	11,336,155
Impaired		-	-	5,288	5,288
		191,644,050	22,356,701	5,288	214,006,039
	~~W~~	206,931,749	25,553,448	6,971	232,492,168

		December 31, 2022
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	14,262,990	3,314,584	-	17,577,574
Lifetime expected credit loss		386,159	164,400	-	550,559
Impaired		-	-	98,413	98,413
		14,649,149	3,478,984	98,413	18,226,546
Loan commitment and other credit line:
12-month expected credit loss		178,765,686	17,418,916	-	196,184,602
Lifetime expected credit loss		6,287,658	3,011,715	-	9,299,373
Impaired		-	-	4,850	4,850
		185,053,344	20,430,631	4,850	205,488,825
	~~W~~	199,702,493	23,909,615	103,263	223,715,371

v) Credit qualities are classified based on the internal credit rating as follows:

Type of borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including card receivables)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of grade 7 or above	Behavior scoring system of below grade 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost
Banks	~~W~~	18,014,308	-	-	-	-	-	501,485	-	18,515,793
Retail		-	-	-	-	-	-	-	175,384,006	175,384,006
Government/Public sector/Central bank		21,688,530	-	-	2,500	-	-	120,061	-	21,811,091
Corporations		16,188,510	58,926,857	23,659,708	47,238,422	4,698,702	6,927,690	43,903,145	-	201,543,034
Card receivables		53,743	298,890	295,183	67,232	50,263	24,104	1,102,488	24,939,989	26,831,892
		55,945,091	59,225,747	23,954,891	47,308,154	4,748,965	6,951,794	45,627,179	200,323,995	444,085,816
Due from banks and loans at FVTPL
Banks		29,705	-	-	-	-	-	89,120	-	118,825
Corporations		1,063,816	519,166	155,857	107,023	36,000	-	186,323	-	2,068,185
		1,093,521	519,166	155,857	107,023	36,000	-	275,443	-	2,187,010
Securities at fair value through profit or loss		32,021,973	2,749,965	1,060,900	1,240,865	256,950	61,163	19,774,883	-	57,166,699
Securities at fair value through other comprehensive income		28,356,683	2,994,171	823,464	1,650,673	1,912,807	50,448	48,873,581	-	84,661,827
Securities at amortized cost		11,632,865	9,955	-	274,929	284,071	-	23,036,678	-	35,238,498
		129,050,133	65,499,004	25,995,112	50,581,644	7,238,793	7,063,405	137,587,764	200,323,995	623,339,850
Off-balance accounts
Guarantees		2,571,327	8,726,033	3,622,371	119,587	174,777	62,924	2,929,530	279,580	18,486,129
Loan commitments and other liabilities related to credit		18,914,378	33,232,532	10,688,014	4,267,847	2,424,214	421,993	17,187,356	126,869,705	214,006,039
	~~W~~	21,485,705	41,958,565	14,310,385	4,387,434	2,598,991	484,917	20,116,886	127,149,285	232,492,168

(*) The concentration details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument as of September 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost
Banks	~~W~~	19,532,863	-	-	-	29,979	-	621,675	-	20,184,517
Retail		-	-	-	-	-	-	-	178,488,924	178,488,924
Government/Public sector/Central bank		15,422,776	-	-	1,296	-	-	57,318	-	15,481,390
Corporations		16,639,141	57,871,357	22,984,739	45,509,574	4,595,604	6,619,476	39,347,422	-	193,567,313
Card receivables		47,835	276,473	266,220	49,060	51,113	31,333	1,084,143	25,568,985	27,375,162
		51,642,615	58,147,830	23,250,959	45,559,930	4,676,696	6,650,809	41,110,558	204,057,909	435,097,306
Due from banks and loans at FVTPL
Banks		26,115	-	-	69,533	-	-	39,566	-	135,214
Corporations		1,287,647	615,693	94,393	154,329	68,460	-	59,559	-	2,280,081
		1,313,762	615,693	94,393	223,862	68,460	-	99,125	-	2,415,295
Securities at fair value through profit or loss		29,391,874	1,962,916	1,018,407	1,044,165	247,657	89,394	17,748,347	-	51,502,760
Securities at fair value through other comprehensive income		29,352,584	3,077,810	698,295	1,494,691	1,772,839	38,704	47,361,652	-	83,796,575
Securities at amortized cost		10,508,828	9,931	-	278,757	293,930	-	22,279,752	-	33,371,198
		122,209,663	63,814,180	25,062,054	48,601,405	7,059,582	6,778,907	128,599,434	204,057,909	606,183,134
Off-balance accounts
Guarantees		2,444,168	8,998,689	3,403,653	115,912	224,439	112,755	2,576,924	350,006	18,226,546
Loan commitments and other liabilities related to credit		17,871,585	28,414,045	10,535,492	4,106,282	2,275,112	462,976	15,682,906	126,140,427	205,488,825
	~~W~~	20,315,753	37,412,734	13,939,145	4,222,194	2,499,551	575,731	18,259,830	126,490,433	223,715,371
(*) The concentration details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying the market risk standard method. Trading position data such as transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging is automatically interfaced into measurement system. The system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for the trading department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limits and stop-loss limit for each department.

4. Financial risk management (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

4. Financial risk management (continued)

(c) Market risk (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
Classifications(*1)		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	207,220,497	61,358,117	46,673,851	52,599,360	23,432,731	1,907,291	393,191,847
Financial liabilities at fair value through profit or loss		1,734,278	-	-	-	-	-	1,734,278
Borrowings		16,213,123	5,325,041	5,060,835	8,371,665	11,710,893	11,790,419	58,471,976
Debt securities issued		6,308,888	7,538,096	6,628,151	14,192,524	43,719,521	4,250,228	82,637,408
Financial liabilities designated at fair value through profit of loss		351,152	1,346,769	689,512	1,356,004	2,234,992	1,272,406	7,250,835
Investment contract liabilities		44,384	1,284,330	311,394	103,504	422,495	-	2,166,107
Other financial liabilities		42,948,660	130,185	78,226	336,753	1,718,977	105,379	45,318,180
	~~W~~	274,820,982	76,982,538	59,441,969	76,959,810	83,239,609	19,325,723	590,770,631
Off-balance(*3):
Guarantee contracts	~~W~~	18,486,129	-	-	-	-	-	18,486,129
Other liabilities related to loan commitments		214,006,039	-	-	-	-	-	214,006,039
	~~W~~	232,492,168	-	-	-	-	-	232,492,168

Derivatives:
Derivatives	~~W~~	(178,592)	(101,222)	(128,589)	(254,696)	(1,588,173)	(82,975)	(2,334,247)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022
Classifications(*1)		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	210,877,656	42,661,824	41,864,404	71,259,303	21,141,919	2,627,394	390,432,500
Financial liabilities at fair value through profit or loss		1,148,899	-	-	-	-	-	1,148,899
Borrowings		11,960,133	4,760,388	4,798,388	7,249,539	12,298,388	9,024,107	50,090,943
Debt securities issued		4,563,916	8,368,614	9,646,088	16,486,221	37,534,713	5,157,377	81,756,929
Financial liabilities designated at fair value through profit or loss		276,430	725,909	706,117	1,511,517	4,063,511	1,092,827	8,376,311
Investment contract liabilities		58,181	60,526	160,990	1,549,293	304,596	-	2,133,586
Other financial liabilities		27,576,529	104,887	132,284	286,956	1,037,388	113,755	29,251,799
	~~W~~	256,461,744	56,682,148	57,308,271	98,342,829	76,380,515	18,015,460	563,190,967
Off-balance(*3):
Guarantee contracts	~~W~~	18,226,546	-	-	-	-	-	18,226,546
Other liabilities related to loan commitments		205,488,825	-	-	-	-	-	205,488,825
	~~W~~	223,715,371	-	-	-	-	-	223,715,371

Derivatives:
Derivatives	~~W~~	(384,185)	8,881	(7,088)	(220,644)	(1,219,403)	(24,069)	(1,846,508)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounted to ~~W~~151,135,873 million and ~~W~~ 157,446,276 million as of September 30, 2023 and December 31, 2022 are included in the ‘Less than 1 month’ category, respectively.

(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the “earliest sections that can be performed”.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of September 30, 2023, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of September 30, 2023, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical or discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	29,705	-	29,705
Loans at FVTPL		-	764,149	1,393,156	2,157,305
Securities at FVTPL:
Debt securities and other securities		10,790,342	36,154,039	13,840,566	60,784,947
Equity securities		2,044,370	-	1,595,440	3,639,810
Gold/silver deposits		101,162	-	-	101,162
		12,935,874	36,154,039	15,436,006	64,525,919
Derivative assets:
Trading		109,597	5,229,401	558,391	5,897,389
Hedging		-	337,929	-	337,929
		109,597	5,567,330	558,391	6,235,318
Securities measured at FVOCI:
Debt securities		37,658,999	47,002,828	-	84,661,827
Equity securities		695,647	-	1,030,643	1,726,290
		38,354,646	47,002,828	1,030,643	86,388,117
	~~W~~	51,400,117	89,518,051	18,418,196	159,336,364
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,319,924	-	-	1,319,924
Gold/silver deposits		411,813	-	-	411,813
		1,731,737	-	-	1,731,737
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	2,175,559	4,778,136	6,953,695
Debt securities issued		-	233,947	-	233,947
		-	2,409,506	4,778,136	7,187,642
Derivative liabilities:
Trading		118,584	4,999,637	836,875	5,955,096
Hedging		-	1,013,230	323,662	1,336,892
		118,584	6,012,867	1,160,537	7,291,988
	~~W~~	1,850,321	8,422,373	5,938,673	16,211,367

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	26,116	-	26,116
Loans at FVTPL		-	957,543	1,431,637	2,389,180
Securities at FVTPL:
Debt securities and other securities		8,660,224	34,783,829	11,715,251	55,159,304
Equity securities		1,952,419	5,044	1,900,249	3,857,712
Gold/silver deposits		75,969	-	-	75,969
		10,688,612	34,788,873	13,615,500	59,092,985
Derivative assets:
Trading		47,687	5,585,517	529,144	6,162,348
Hedging		-	298,304	-	298,304
		47,687	5,883,821	529,144	6,460,652
Securities measured at FVOCI:
Debt securities		38,446,610	45,349,965	-	83,796,575
Equity securities		691,257	-	981,329	1,672,586
		39,137,867	45,349,965	981,329	85,469,161
	~~W~~	49,874,166	87,006,318	16,557,610	153,438,094
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	724,104	-	-	724,104
Gold/silver deposits		422,006	-	-	422,006
		1,146,110	-	-	1,146,110
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	389,132	7,930,909	8,320,041
Debt securities issued		-	47,327	-	47,327
		-	436,459	7,930,909	8,367,368
Derivative liabilities:
Trading		249,669	5,809,597	467,522	6,526,788
Hedging		-	838,068	343,759	1,181,827
		249,669	6,647,665	811,281	7,708,615
	~~W~~	1,395,779	7,084,124	8,742,190	17,222,093

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows:

		September 30, 2023
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the period:		254,789	(5,798)	(132,380)	(154,231)	20,097
Recognized in profit (loss) for the period (*1)		255,633	-	(132,855)	(154,231)	20,097
Recognized in other comprehensive income (loss) for the period		(844)	(5,798)	475	-	-
Purchase		4,956,257	55,083	-	(180,547)	-
Issuance		-	-	(3,430,281)	-	-
Settlement		(3,463,777)	-	5,470,384	(5,328)	-
Transfer to level 3(*2)		91,718	29	-	-	-
Transfer from level 3(*2)		(56,962)	-	1,245,050	-	-
Ending balance	~~W~~	16,829,162	1,030,643	(4,778,136)	(278,484)	(323,662)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	12,934,419	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		(123,983)	-	633,415	(484,756)	(161,010)
Recognized in other comprehensive income (loss) for the year		(336)	(9,629)	(5,919)	-	-
		(124,319)	(9,629)	627,496	(484,756)	(161,010)
Purchase		5,779,999	276,636	-	190,380	-
Issuance		-	-	(6,030,787)	-	-
Settlement		(3,486,410)	(10,910)	5,094,907	(18,763)	-
Transfer to level 3(*2)		173,636	-	-	-	-
Transfer from level 3(*2)		(230,188)	-	-	75	-
Ending balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2023 and for the year ended December 31, 2022 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		September 30, 2023
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain on financial assets at fair value through profit or loss	~~W~~	101,402	120,396
Net loss on financial liabilities designated at fair value through profit or loss		(132,855)	114,358
Net other operating income		20,097	20,097
	~~W~~	(11,356)	254,851

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2022
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	(608,739)	(607,708)
Net gain on financial liabilities designated at fair value through profit or loss		633,415	762,342
Other operating expenses		(161,010)	(161,010)
	~~W~~	(136,334)	(6,376)

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial assets at fair value through profit or loss
Debt securities	Discounted cash flow (“DCF”), Net asset value (“NAV”), option model(*)	~~W~~	36,947,893	Discount rate, interest rate, stock price, etc.
Derivative assets
Trading	Option model(*), Implied forward rate calculation method, DCF		5,229,401	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			337,929
			5,567,330
Securities at fair value through other comprehensive income
Debt securities	DCF, option model(*)		47,002,828	Discount rate, interest rate, etc.
		~~W~~	89,518,051
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model(*)	~~W~~	233,947	Discount rate, volatility
Complex financial instruments			2,175,559	Discount rate
			2,409,506
Derivative liabilities
Trading	Option model(*), Implied forward rate calculation method, DCF		4,999,637	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			1,013,230
			6,012,867
		~~W~~	8,422,373

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2023 and December 31, 2022 are as follows (continued):

	December 31, 2022
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*)	~~W~~	35,767,488	Discount rate, interest rate, stock price, etc.
Equity securities	NAV		5,044	Price of underlying assets such as stocks, bonds, etc.
			35,772,532
Derivative assets
Trading	Option model(*), Implied forward interest rate, DCF		5,585,517	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			298,304
			5,883,821
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model(*)		45,349,965	Interest rate, discount, etc.
		~~W~~	87,006,318
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model(*)	~~W~~	47,327	Discount rate, volatility
Compound financial instruments			389,132	Discount rate
			436,459
Derivative liabilities
Trading	Option model(*), Implied forward rate calculation method, DCF		5,809,597	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			838,068
			6,647,665
		~~W~~	7,084,124

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~	15,233,722	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation value	0.60%~74.50% 1.90%~27.79% 19.52%~90.00% 0.00% 0.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, cost method		1,595,440	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and interest rates	20.30%~29.20% 5.20%~29.20% 11.90%~65.90% 0.00% 0.56%~0.96%
			16,829,162
Derivative assets
Equity and foreign exchange related	Option model(*1)		71,422	The volatility of the underlying asset, and Correlations	7.50%~82.70% -42.40%~85.20%
Interest rates related	Option model(*1)		60,795	The volatility of the underlying asset, and Correlations	0.60%~1.00% 55.90%~77.80%
Credit and commodity related	Option model(*1)		426,174	The volatility of the underlying asset, Correlations and Hazard rate	34.60%~54.90% 99.8%~99.9% 0.10%~4.30%
			558,391
Securities at fair value through other comprehensive income
	DCF, NAV, Option model(*1), Comparable company analysis		1,030,643	The volatility of the underlying asset, Discount rate, Growth rate and interest rates	5.17%~27.21% 6.19%~21.01% -1.00%~1.00% 0.59%~10.85%
		~~W~~	18,418,196

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2023 and December 31, 2022 are as follows (continued):

	September 30, 2023
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	4,778,136	The volatility of the underlying asset, and Correlations	0.20%~82.70% -42.40%~85.20%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		352,493	The volatility of the underlying asset, and Correlations	5.30%~82.70% 5.40%~87.40%
Interest rates related	Option model(*1)		654,024	The volatility of the underlying asset, Regression coefficient, and Correlations	0.20%~1.12% 0.00%~1.96% 23.30%~90.34%
Credit and commodity related	Option model(*1)		154,020	The volatility of the underlying asset, Correlations, and Hazard rate	0.20%~25.00% -11.60% ~77.80% 0.10%~4.30%
			1,160,537
		~~W~~	5,938,673

(*1) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2023 and December 31, 2022 are as follows (continued):

	December 31, 2022
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~	13,146,888	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation value	0.60%~68.10% 2.92%~38.87% 15.94%~90.00% 0.00% 0.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method		1,900,249	The volatility of the underlying asset, Discount rate and Correlations	20.50%~25.30% 5.59%~15.18% 11.90%~66.00%
			15,047,137
Derivative assets
Equity and foreign exchange related	Option model(*1)		54,541	The volatility of the underlying asset and Correlations	4.89%~84.40% 7.30%~72.30%
Interest rates related	Option model(*1)		51,025	The volatility of the underlying asset and Correlations	0.60%~1.10% 76.60%~78.90%
Credit and commodity related	Option model(*1)		423,578	The volatility of the underlying asset, Correlations and Hazard Rate	42.20%~55.90% 99.9% 1.20%~3.60%
			529,144
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		981,329	The volatility of the underlying asset, Discount rate, Growth rate and interest rates	28.62% 9.08%~19.14% 0.00%~2.00% 0.56%~11.42%

		~~W~~	16,557,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2023 and December 31, 2022 are as follows (continued):

	December 31, 2022
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,930,909	The volatility of the underlying asset Correlations	0.20%~84.40% -44.20%~86.30%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		13,841	The volatility of the underlying asset, and Correlations	4.89%~84.40% -42.30%~87.60%
Interest rates related	Option model(*1)		642,123	The volatility of the underlying asset, Regression coefficient and Correlations	0.20%~1.10% 0.00%~1.46% 23.60%~90.34%
Credit and commodity related	Option model(*1)		155,317	The volatility of the underlying asset, Correlations and Hazard Rate	0.20%~45.70% 23.60%~78.90% 1.20%~2.90%
			811,281
		~~W~~	8,742,190

(*1) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, effect on profit (loss) followed by changing one or more of the unobservable inputs to reasonably possible alternative assumptions as of September 30, 2023 and December 31, 2022.

		September 30, 2023
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	47,558	(44,023)
Derivative assets		19,863	(25,454)
Securities at fair value through other comprehensive income (*2)		46,126	(38,507)
	~~W~~	113,547	(107,984)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	42,629	(36,963)
Derivative liabilities		21,962	(18,998)
	~~W~~	64,591	(55,961)

		December 31, 2022
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	57,763	(51,803)
Derivative assets		12,499	(11,465)
Securities at fair value through other comprehensive income(*2)		49,262	(40,614)
	~~W~~	119,524	(103,882)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	57,121	(60,525)
Derivative liabilities		16,388	(16,908)
	~~W~~	73,509	(77,433)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset or correlations (-10~10%p), which is the major significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate (-1~1%p), which are the major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The carrying value is used instead of fair value for reserve for retirement pension contracts in accordance with the Insurance Act and the Enforcement Rules of the Insurance Business Act, due to the difficulties with calculating expected cash flows.

Other financial assets and other financial liabilities

The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023		December 31, 2022
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	33,253,670	33,077,949	27,746,360	27,660,501

Loans measured at amortized cost		411,354,717	411,097,612	407,898,972	404,855,790

Securities measured at amortized cost:
Government bonds		22,342,078	21,069,107	21,523,230	20,215,099
Financial institution bonds		6,209,556	6,206,960	5,423,771	5,387,207
Corporation bonds		6,686,864	6,329,074	6,424,197	5,971,007
		35,238,498	33,605,141	33,371,198	31,573,313
Other financial assets		31,144,190	31,411,904	21,826,601	22,059,918
	~~W~~	510,991,075	509,192,606	490,843,131	486,149,522
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	151,135,874	151,135,874	157,446,276	157,446,276
Time deposits		205,285,293	205,171,126	196,265,911	195,886,583
Certificate of deposits		13,115,408	13,168,921	14,921,375	14,748,736
Issued bill deposits		7,539,155	7,538,447	6,631,858	6,631,276
CMA deposits		4,786,402	4,786,402	4,634,010	4,634,010
Others		3,132,824	3,132,682	3,088,864	3,088,542
		384,994,956	384,933,452	382,988,294	382,435,423
Borrowing debts:
Call-money		3,213,013	3,213,013	1,276,301	1,276,301
Bills sold		14,474	14,400	15,057	15,006
Bonds sold under repurchase agreements		13,686,884	13,686,884	9,544,536	9,544,536
Borrowings		38,891,680	38,536,249	38,443,281	37,602,027
		55,806,051	55,450,546	49,279,175	48,437,870
Debt securities issued:
Borrowings in Korean won		62,842,391	61,939,730	63,927,063	62,059,253
Borrowings in foreign currency		14,339,349	14,177,789	13,361,720	13,051,576
		77,181,740	76,117,519	77,288,783	75,110,829

Investment contract liabilities		2,166,107	2,166,107	2,133,586	2,133,586
Other financial liabilities		49,406,460	49,353,143	31,992,438	31,683,186
	~~W~~	569,555,314	568,020,767	543,682,276	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed at their fair value as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	418,752	32,659,197	-	33,077,949

Loans measured at amortized cost		-	4,098,038	406,999,574	411,097,612

Securities measured at amortized cost:
Government bonds		9,993,358	11,075,749	-	21,069,107
Financial institution bonds		2,000,150	4,206,810	-	6,206,960
Corporation bonds		-	6,329,074	-	6,329,074
		11,993,508	21,611,633	-	33,605,141

Other financial assets		-	20,988,491	10,423,413	31,411,904
	~~W~~	12,412,260	79,357,359	417,422,987	509,192,606
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	151,135,874	-	151,135,874
Time deposits		-	-	205,171,126	205,171,126
Certificate of deposits		-	-	13,168,921	13,168,921
Issued bill deposits		-	-	7,538,447	7,538,447
CMA deposits		-	4,786,402	-	4,786,402
Others		-	3,091,097	41,585	3,132,682
		-	159,013,373	225,920,079	384,933,452
Borrowing debts:
Call-money		-	3,213,013	-	3,213,013
Bills sold		-	-	14,400	14,400
Bonds sold under repurchase agreements		-	-	13,686,884	13,686,884
Borrowings		-	64,312	38,471,937	38,536,249
		-	3,277,325	52,173,221	55,450,546
Debt securities issued:
Borrowings in Korean won		-	30,334,750	31,604,980	61,939,730
Borrowings in foreign currency		-	10,953,255	3,224,534	14,177,789
		-	41,288,005	34,829,514	76,117,519

Investment contract liabilities		-	-	2,166,107	2,166,107
Other financial liabilities		-	23,357,802	25,995,341	49,353,143
	~~W~~	-	226,936,505	341,084,262	568,020,767

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed at their fair value as of September 30, 2023 and December 31, 2022 are as follows:

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	431,650	27,228,851	-	27,660,501

Loans measured at amortized cost		-	5,832,484	399,023,306	404,855,790

Securities measured at amortized cost:
Government bonds		9,109,801	11,105,298	-	20,215,099
Financial institution bonds		1,898,457	3,488,750	-	5,387,207
Corporation bonds		-	5,971,007	-	5,971,007
		11,008,258	20,565,055	-	31,573,313

Other financial assets		-	12,598,487	9,461,431	22,059,918
	~~W~~	11,439,908	66,224,877	408,484,737	486,149,522
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	157,446,276	-	157,446,276
Time deposits		-	-	195,886,583	195,886,583
Certificate of deposits		-	-	14,748,736	14,748,736
Issued bill deposits		-	-	6,631,276	6,631,276
CMA deposits		-	4,634,010	-	4,634,010
Others		-	3,035,338	53,204	3,088,542
		-	165,115,624	217,319,799	382,435,423
Borrowing debts:
Call-money		-	1,276,301	-	1,276,301
Bills sold		-	-	15,006	15,006
Bonds sold under repurchase agreements		-	-	9,544,536	9,544,536
Borrowings		-	19,922	37,582,105	37,602,027
		-	1,296,223	47,141,647	48,437,870
Debts:
Borrowings in Korean won		-	31,665,994	30,393,259	62,059,253
Borrowings in foreign currency		-	9,625,410	3,426,166	13,051,576
		-	41,291,404	33,819,425	75,110,829

Investment contract liabilities		-	-	2,133,586	2,133,586
Other financial liabilities		-	8,921,782	22,761,404	31,683,186
	~~W~~	-	216,625,033	323,175,861	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	35,888,889	-	35,888,889
Due from banks at fair value through profit or loss		29,705	-	-	-	29,705
Securities at fair value through profit or loss		64,525,919	-	-	-	64,525,919
Derivatives assets		5,897,389	-	-	337,929	6,235,318
Loans at fair value through profit or loss		2,157,305	-	-	-	2,157,305
Loans at amortized cost		-	-	411,354,717	-	411,354,717
Securities at fair value through other comprehensive income		-	86,388,117	-	-	86,388,117
Securities at amortized cost		-	-	35,238,498	-	35,238,498
Others		-	-	31,144,190	-	31,144,190
	~~W~~	72,610,318	86,388,117	513,626,294	337,929	672,962,658

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of September 30, 2023 and December 31, 2022 are as follows (continued):

		September 30, 2023
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	384,994,956	-	384,994,956
Financial liabilities at fair value through profit or loss		1,731,737	-	-	-	1,731,737
Financial liabilities designated at FVTPL		-	7,187,642	-	-	7,187,642
Derivatives liabilities		5,955,096	-	-	1,336,892	7,291,988
Borrowings		-	-	55,806,051	-	55,806,051
Debt securities issued		-	-	77,181,740	-	77,181,740
Investment contract liabilities		-	-	2,166,107	-	2,166,107
Others		-	-	49,406,460	-	49,406,460
	~~W~~	7,686,833	7,187,642	569,555,314	1,336,892	585,766,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of September 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	30,050,840	-	30,050,840
Due from banks at fair value through profit or loss		26,116	-	-	-	26,116
Securities at fair value through profit or loss		59,092,985	-	-	-	59,092,985
Derivatives assets		6,162,348	-	-	298,304	6,460,652
Loans at fair value through profit or loss		2,389,180	-	-	-	2,389,180
Loans at amortized cost		-	-	407,898,972	-	407,898,972
Securities at fair value through other comprehensive income		-	85,469,161	-	-	85,469,161
Securities at amortized cost		-	-	33,371,198	-	33,371,198
Others		-	-	21,826,601	-	21,826,601
	~~W~~	67,670,629	85,469,161	493,147,611	298,304	646,585,705

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of September 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	382,988,294	-	382,988,294
Financial liabilities at fair value through profit or loss		1,146,110	-	-	-	1,146,110
Financial liabilities designated at FVTPL		-	8,367,368	-	-	8,367,368
Derivatives liabilities		6,526,787	-	-	1,181,828	7,708,615
Borrowings		-	-	49,279,175	-	49,279,175
Debt securities issued		-	-	77,288,783	-	77,288,783
Investment contract liabilities		-	-	2,133,586	-	2,133,586
Others		-	-	31,992,438	-	31,992,438
	~~W~~	7,672,897	8,367,368	543,682,276	1,181,828	560,904,369

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

5. Change in subsidiaries

(a) Change in major consolidated subsidiaries for the year ended December 31, 2022 are as follows:

	Company	Description
Included	Shinhan EZ General Insurance, Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Dissolved due to merger with Shinhan Asset Management Co., Ltd

(*) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2023 are as follows:

Segment	Description

Banking	Credit to customers, deposits from customers, and accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and accompanying work
Life insurance	Life insurance business and accompanying work
Credit	Facility rental, new technology business financing and accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the nine-month periods ended September 30, 2023 and 2022.

		September 30, 2023
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	6,363,778	1,405,585	303,836	(153,861)	192,797	102,434	(183,237)	8,031,332
Net fees and commission income (expense)		567,072	694,015	378,132	(1,313)	13,926	294,995	17,942	1,964,769
Reversal of (provision for) allowance for credit loss		(620,932)	(639,517)	(76,262)	(7,564)	(76,470)	(51,822)	361	(1,472,206)
General and administrative expenses		(2,775,978)	(576,164)	(565,679)	(166,550)	(49,512)	(295,652)	133,153	(4,296,382)
Other operating income (expense)		(173,612)	(182,886)	309,428	918,887	249,312	269,389	(421,665)	968,853
Operating income		3,360,328	701,033	349,455	589,599	330,053	319,344	(453,446)	5,196,366
Equity method income (expense)		4,128	(995)	11,020	661	51,085	1,388	28,212	95,499
Income tax expense		786,629	159,937	77,925	152,208	85,391	61,843	(50,320)	1,273,613
Profit for the period	~~W~~	2,534,359	548,135	223,351	427,623	292,863	259,150	(383,533)	3,901,948
Controlling interest	~~W~~	2,534,174	547,143	223,422	427,623	292,863	259,150	(466,087)	3,818,288
Non-controlling interests		185	992	(71)	-	-	-	82,554	83,660

		September 30, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	6,142,418	1,353,739	327,274	(87,281)	196,716	105,523	(206,722)	7,831,667
Net fees and commission income (expense)		610,070	548,287	408,517	(1,330)	26,608	304,469	9,693	1,906,314
Reversal of (provision for) allowance for credit loss		(410,343)	(368,498)	(9,022)	(16,935)	7,713	(49,888)	478	(846,495)
General and administrative expenses		(2,518,609)	(559,904)	(511,917)	(103,727)	(45,623)	(283,737)	151,157	(3,872,360)
Other operating income (expense)		(389,359)	(199,945)	71,235	724,200	136,470	155,551	(191,853)	306,299
Operating income		3,434,177	773,679	286,087	514,927	321,884	231,918	(237,247)	5,325,425
Equity method income(expense)		7,352	7,749	22,331	(2,832)	56,127	3,391	(14,463)	79,655
Income tax expense		896,522	198,673	190,144	126,109	92,609	46,524	(23,789)	1,526,792
Profit for the period	~~W~~	2,539,623	659,718	570,295	370,392	282,447	194,949	(247,700)	4,369,724
Controlling interest	~~W~~	2,539,063	658,057	570,380	370,392	282,447	194,949	(308,515)	4,306,773
Non-controlling interests		560	1,661	(85)	-	-	-	60,815	62,951

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) from external customers and internal transactions of each operating segment for the nine-month periods ended September 30, 2023 and 2022.

		September 30, 2023
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income (expense) from:
External customers (*)	~~W~~	6,367,982	1,458,355	311,204	(159,892)	204,184	37,736	(188,237)	8,031,332
Internal transactions		(4,204)	(52,770)	(7,368)	6,031	(11,387)	64,698	5,000	-
	~~W~~	6,363,778	1,405,585	303,836	(153,861)	192,797	102,434	(183,237)	8,031,332

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		September 30, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income (expense) from:
External customers (*)	~~W~~	6,148,218	1,396,796	340,355	(88,767)	203,512	46,214	(214,661)	7,831,667
Internal transactions		(5,800)	(43,057)	(13,081)	1,486	(6,796)	59,309	7,939	-
	~~W~~	6,142,418	1,353,739	327,274	(87,281)	196,716	105,523	(206,722)	7,831,667

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) from external customers and internal transactions of each operating segment for the nine-month periods ended September 30, 2023 and 2022.

		September 30, 2023
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (expense) from:
External customers	~~W~~	600,629	732,560	383,033	2,827	11,748	233,972	-	1,964,769
Internal transactions		(33,557)	(38,545)	(4,901)	(4,140)	2,178	61,023	17,942	-
	~~W~~	567,072	694,015	378,132	(1,313)	13,926	294,995	17,942	1,964,769

		September 30, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (expense) from:
External customers	~~W~~	645,870	582,842	416,335	7,703	23,861	229,703	-	1,906,314
Internal transactions		(35,800)	(34,555)	(7,818)	(9,033)	2,747	74,766	9,693	-
	~~W~~	610,070	548,287	408,517	(1,330)	26,608	304,469	9,693	1,906,314

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022	Related Regulations or Acts
Due from banks denominated in Korean won:
Reserve deposits	~~W~~	14,389,127	8,647,429	Article 55 of the Bank of Korea Act
Other deposits		1,966,250	2,216,899	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		16,355,377	10,864,328

Due from banks denominated in foreign currency		3,866,544	2,975,849	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	20,221,921	13,840,177

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Debt instruments:
Governments	~~W~~	6,727,079	5,961,610
Financial institutions		10,562,243	11,788,689
Corporations		10,012,908	7,826,772
Stocks with put option		627,099	359,795
Equity investment with put option		4,462,636	3,185,222
Beneficiary certificates		14,805,161	13,782,117
Commercial papers		6,617,611	4,939,927
CMA		3,887,458	3,850,613
Others(*)		3,082,752	3,464,559
		60,784,947	55,159,304

Equity instruments:
Stocks		3,522,605	3,739,343
Equity investment		8,441	38,515
Others		108,764	79,854
		3,639,810	3,857,712
		64,424,757	59,017,016
Others:
Loans		2,157,305	2,389,180
Due from banks		29,705	26,116
Gold/silver deposits		101,162	75,969
	~~W~~	66,712,929	61,508,281

(*) As of September 30, 2023 and December 31, 2022, restricted reserves for claims of customers’ deposits (trusts) are ~~W~~ 1,744,352 million and ~~W~~1,705,724 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	170,575,171	129,544,881
Currency swaps		47,100,775	40,539,223
Currency options		1,611,129	1,327,752
		219,287,075	171,411,856
Exchange traded:
Currency futures		2,272,439	1,325,660
		221,559,514	172,737,516
Interest rates related:
Over the counter:
Interest rate forwards and swaps		41,711,136	37,170,647
Interest rate options		461,577	226,924
		42,172,713	37,397,571
Exchange traded:
Interest rate futures		2,834,597	2,924,135
Interest rate option		71,443	-
Interest rate swaps(*)		93,475,934	94,803,271
		96,381,974	97,727,406
		138,554,687	135,124,977
Credit related:
Over the counter:
Credit swaps		5,483,446	5,155,334

Equity related:
Over the counter:
Equity swaps and forwards		3,879,803	4,008,263
Equity options		3,183,915	878,122
		7,063,718	4,886,385
Exchange traded:
Equity futures		3,318,618	3,317,515
Equity options		695,613	1,444,098
		4,014,231	4,761,613
		11,077,949	9,647,998
Commodity related:
Over the counter:
Commodity swaps and forwards		1,163,585	898,332
Commodity options		8,000	8,000
		1,171,585	906,332
Exchange traded:
Commodity futures and options		85,617	75,770
		1,257,202	982,102
Hedge:
Currency forwards		2,052,028	1,249,589
Currency swaps		4,477,618	4,677,553
Interest rate forwards and swaps		14,152,863	16,475,525
		20,682,509	22,402,667
	~~W~~	398,615,307	346,050,594

(*) The notional amounts of derivatives outstanding to be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023		December 31, 2022
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,460,146	1,987,408	3,089,759	2,838,793
Currency swaps		1,818,678	2,093,730	1,625,286	1,807,229
Currency options		17,682	18,279	14,776	13,603
		4,296,506	4,099,417	4,729,821	4,659,625
Exchange traded:
Currency futures		1,864	10	19	928
		4,298,370	4,099,427	4,729,840	4,660,553
Interest rates related:
Over the counter:
Interest rate forwards and swaps		912,565	1,183,892	772,513	1,062,772
Interest rate options		4,874	15,392	5,169	1,983
		917,439	1,199,284	777,682	1,064,755
Exchange traded:
Interest rate forwards		7,999	666	2,555	972
Interest rate futures		110	-	-	-
		8,109	666	2,555	972
		925,548	1,199,950	780,237	1,065,727
Credit related:
Over the counter:
Credit swaps		427,172	23,916	423,966	19,235

Equity related:
Over the counter:
Equity swap and forwards		136,758	290,037	169,504	393,810
Equity options		4,251	91,648	2,704	1,139
		141,009	381,685	172,208	394,949
Exchange traded:
Equity futures		73,789	34,658	31,051	101,622
Equity options		25,674	80,794	11,414	145,895
		99,463	115,452	42,465	247,517
		240,472	497,137	214,673	642,466
Commodity related:
Over the counter:
Commodity swaps and forwards		5,665	132,210	10,983	136,701
Commodity options		-	-	-	1,517
		5,665	132,210	10,983	138,218
Exchange traded:
Commodity futures and options		162	2,456	2,649	589
		5,827	134,666	13,632	138,807
Hedge:
Currency forwards		14,397	83,125	23,143	37,757
Currency swaps		200,721	84,416	158,297	75,070
Interest rate forwards and swaps		122,811	1,169,351	116,864	1,069,000
		337,929	1,336,892	298,304	1,181,827
	~~W~~	6,235,318	7,291,988	6,460,652	7,708,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	220,506	334,058	577,471	912,301
Currency swaps		(233,515)	(376,491)	(643,638)	(1,109,837)
Currency options		2,644	3,224	2,166	9,138
		(10,365)	(39,209)	(64,001)	(188,398)
Exchange traded:
Currency futures		1,658	1,900	(11,059)	(15,927)
		(8,707)	(37,309)	(75,060)	(204,325)
Interest rates related:
Over the counter:
Interest rate forwards and swaps		(2,682)	85,716	(71,118)	(378,096)
Interest rate options		(836)	(3,785)	(121)	1,524
		(3,518)	81,931	(71,239)	(376,572)
Exchange traded:
Interest rate futures, etc.		(2,332)	7,189	14,810	13,649
		(5,850)	89,120	(56,429)	(362,923)
Credit related:
Over the counter:
Credit swaps		(2,052)	(4,618)	(7,081)	(19,535)

Equity related:
Over the counter:
Equity swap and forwards		(101,512)	(55,858)	(232,472)	(368,723)
Equity options		(56,908)	(89,599)	(102,220)	(96,556)
		(158,420)	(145,457)	(334,692)	(465,279)
Exchange traded:
Equity futures		59,255	39,131	40,909	38,375
Equity options		(41,709)	(28,094)	(176,544)	(313,133)
		17,546	11,037	(135,635)	(274,758)
		(140,874)	(134,420)	(470,327)	(740,037)
Commodity related:
Over the counter:
Commodity swaps and forwards		1,276	7,565	(94,877)	(208,208)
Commodity options		13	1,516	1,440	5,991
		1,289	9,081	(93,437)	(202,217)
Exchange traded:
Commodity futures and options		(5,575)	(2,295)	(7,457)	10,885
		(4,286)	6,786	(100,894)	(191,332)
Hedge:		(118,387)	(51,946)	(186,485)	(791,465)
	~~W~~	(280,156)	(132,387)	(896,276)	(2,309,617)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal value	~~W~~	4,290,008	1,010,902	1,399,308	1,613,974	1,861,404	3,977,267	14,152,863
Average price condition (*1)		0.79%	1.88%	1.79%	1.42%	1.36%	0.77%	1.11%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal value	~~W~~	2,136,049	1,035,798	1,561,514	1,760,322	1,232,222	308,269	8,034,174
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,223.97, JPY/KRW 9.46, EUR/KRW 1,352.17, GBP/KRW 1,542.84, AUD/KRW 864.65,CAD/KRW 921.27, CNY/KRW 177.98, and SEK/KRW 126.18 .

		December 31, 2022
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values	~~W~~	5,338,313	3,023,185	612,113	2,114,152	819,140	4,568,622	16,475,525
Average price condition (*1)		0.72%	0.82%	2.53%	1.52%	1.48%	0.68%	0.94%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values		2,620,663	628,860	1,108,785	1,913,070	942,804	-	7,214,182
Average hedge ratio		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,198.11, JPY/KRW 10.13,

EUR/KRW 1,336.97, GBP/KRW 1,484.00, AUD/KRW 812.44, CAD/KRW 948.79, SGD/KRW 859.87,

CNY/KRW 190.96, and SEK/KRW 125.49.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

9. Derivatives (continued)

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exception to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate benchmark reform.

KRW CD interest rates will be replaced by Korea Overnight Financing Repo Rates(KOFR). The Group has assumed that in this hedging relationship, the spread which has changed based on Korea Overnight Financing Repo Rates would be similar to the spreads of interest rate swap used as the hedging instrument. Besides this, the Group did not make any assumption on further changes of conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,516,599	40,995,316
Financial institutions bonds		19,563,345	20,539,199
Corporate bonds and others		22,581,883	22,262,060
		84,661,827	83,796,575
Equity securities(*):
Stocks		1,484,146	1,475,153
Equity investments		2,298	3,833
Others		239,846	193,600
		1,726,290	1,672,586
		86,388,117	85,469,161
Securities at amortized cost:
Debt securities:
Government bonds		22,342,078	21,523,230
Financial institutions bonds		6,209,556	5,423,771
Corporate bonds and others		6,686,864	6,424,197
		35,238,498	33,371,198
	~~W~~	121,626,615	118,840,359

(*) Equity securities listed in the table above are classified as securities measured at other comprehensive income, as the Group is holding the securities due to a policy requirement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from) to 12-month expected credit loss		31,255	(31,255)	-	-	-	-
Transfer (from) to lifetime expected credit loss		(63,953)	63,953	-	-	-	-
Net increase and decrease(*)		855,967	9,285	865,252	1,872,420	(2,704)	1,869,716
Ending balance	~~W~~	84,552,646	109,181	84,661,827	35,244,019	7,811	35,251,830

(*) Included the effects from changes in purchase, disposal, repayment, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	89,595,577	152,786	89,748,363	26,139,316	36,290	26,175,606
Transfer (from) to 12-month expected credit loss		61,740	(61,740)	-	18,544	(18,544)	-
Transfer (from) to lifetime expected credit loss		(23,619)	23,619	-	-	-	-
Net increase and decrease(*)		(5,929,126)	(47,467)	(5,976,593)	7,213,739	(7,231)	7,206,508
Business combination		24,805	-	24,805	-	-	-
Ending balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114

(*) Included the effects from changes in purchase, disposal, repayment, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from) to 12-month expected credit loss		23	(23)	-	-	-	-
Transfer to lifetime expected credit loss		(122)	122	-	-	-	-
Provision (reversal)		(4,735)	612	(4,123)	1,869	(35)	1,834
Disposal and others(*)		(699)	8	(691)	571	11	582
Ending balance	~~W~~	34,968	832	35,800	13,199	133	13,332

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	45,648	603	46,251	10,201	463	10,664
Transfer (from) to 12-month expected credit loss		166	(166)	-	203	(203)	-
Transfer (from) to lifetime expected credit loss		(20)	20	-	-	-	-
Provision (reversal)		(4,658)	(355)	(5,013)	632	(94)	538
Disposal and others(*)		(635)	11	(624)	(277)	(9)	(286)
Ending balance	~~W~~	40,501	113	40,614	10,759	157	10,916

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine- month	Three-month	Nine- month
Gain on disposal of securities at FVOCI	~~W~~	7,383	47,298	11,714	18,519
Loss on disposal of securities at FVOCI		(25,139)	(78,613)	(36,416)	(61,536)
Gain on disposal of securities at amortized cost (*)		-	358	-	4
Loss on disposal of securities at amortized cost (*)		(1)	(3)	(4)	(63)
		(17,757)	(30,960)	(24,706)	(43,076)

(*) The disposal is due to the issuers’ early redemption options exercise.

(e) Gain or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 58,786 million and ~~W~~ 30,554 million, related to equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2023 and 2022, respectively.

ii) The details of the disposal of equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30,2023	September 30, 2022
		Stocks acquired by investment conversion (*)
Fair value at the date of disposal	~~W~~	32,402	32,034
Cumulative net loss (gain) at the time of disposal		(2,669)	2,647

(*) The disposal is due to the disposal of stocks acquired by investment conversion and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

11. Loans at amortized cost, etc.

(a) Loans measured at amortized cost for configuration by customers as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Retail loans	~~W~~	153,212,765	155,365,004
Corporate loans(*)		223,374,262	216,004,850
Public and other loans		4,224,112	3,788,040
Loans between banks		6,131,213	7,428,874
Credit card receivables		27,993,290	28,459,691
		414,935,642	411,046,459
Discount		(22,535)	(21,879)
Deferred loan origination costs		499,389	525,205
		415,412,496	411,549,785
Less: Allowance for credit loss		(4,057,779)	(3,650,813)
	~~W~~	411,354,717	407,898,972

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans measured at amortized cost, etc. for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151
Transfer (from) to 12- month expected credit losses		10,500,436	(10,491,579)	(8,857)	24,669	(24,507)	(162)	-
Transfer (from) to lifetime expected credit losses		(22,386,049)	22,423,603	(37,554)	(90,862)	90,913	(51)	-
Transfer (from) to credit- impaired financial assets		(728,119)	(986,445)	1,714,564	(8,748)	(39,879)	48,627	-
Net increase and decrease(*1)		4,048,873	843,931	521,686	14,834,251	61,912	23,836	20,334,489
Write-off(*2)		-	-	(1,173,586)	-	-	(22,168)	(1,195,754)
Disposal		(63,032)	(6,367)	(308,794)	-	(5)	(742)	(378,940)
Ending balance	~~W~~	355,297,389	57,329,018	2,786,089	64,460,441	254,157	136,852	480,263,946

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,913,899 million, which is written off as of September 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in the carrying value of loans measured at amortized cost, etc. for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	344,305,633	41,815,125	1,857,110	48,154,690	104,650	79,094	436,316,302
Transfer (from) to 12- month expected credit losses		11,507,176	(11,490,569)	(16,607)	16,401	(16,309)	(92)	-
Transfer (from) to lifetime expected credit losses		(16,538,612)	16,584,703	(46,091)	(23,870)	23,985	(115)	-
Transfer (from) to credit- impaired financial assets		(591,684)	(804,853)	1,396,537	(10,008)	(3,654)	13,662	-
Net increase and decrease(*1)		25,259,669	(556,047)	212,198	1,482,975	57,051	21,722	26,477,568
Write-off(*2)		-	-	(1,106,922)	-	-	(25,636)	(1,132,558)
Disposal		(17,000)	(2,484)	(217,595)	-	-	(1,123)	(238,202)
Business combination		98	-	-	80,943	-	-	81,041
Ending balance	~~W~~	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,739,237 million, which is written off as of December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220
Transfer (from) to 12- month expected credit losses		146,137	(144,385)	(1,752)	377	(317)	(60)	-
Transfer (from) to lifetime expected credit losses		(121,574)	136,380	(14,806)	(32,349)	32,370	(21)	-
Transfer (from) to credit- impaired financial assets		(14,947)	(74,681)	89,628	(222)	(32,871)	33,093	-
Provision (reversal)		305,170	292,089	797,950	46,813	3,590	21,543	1,467,155
Write-off		-	-	(1,173,586)	-	-	(22,168)	(1,195,754)
Amortization of discount		-	-	(22,353)	-	-	-	(22,353)
Disposal		(36)	(321)	(65,833)	-	-	(145)	(66,335)
Collection		-	-	268,172	-	-	1,689	269,861
Others(*)		(123,653)	(179,391)	308,758	12,704	276	7,881	26,575
Ending balance	~~W~~	1,241,134	1,516,029	1,300,616	323,669	13,488	116,433	4,511,369

(*) Other changes are due to debt restructuring, investment conversion, changes in foreign exchange rates, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

		December 31, 2022
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	920,338	1,242,999	1,003,756	183,968	8,008	70,043	3,429,112
Transfer (from) to 12-month expected credit losses		134,553	(131,558)	(2,995)	315	(274)	(41)	-
Transfer (from) to lifetime expected credit losses		(86,906)	105,849	(18,943)	(740)	765	(25)	-
Transfer (from) to credit- impaired financial assets		(7,258)	(77,182)	84,440	(75)	(1,267)	1,342	-
Provision (reversal)		186,361	498,025	559,965	2,327	3,278	27,226	1,277,182
Write-off		-	-	(1,106,922)	-	-	(25,636)	(1,132,558)
Amortization of discount		-	-	(11,805)	-	-	-	(11,805)
Disposal		-	(33)	(33,616)	-	-	(61)	(33,710)
Collection		-	-	381,659	-	-	2,502	384,161
Others(*)		(97,051)	(151,762)	258,899	110,519	(70)	(729)	119,806
Business Combinations		-	-	-	32	-	-	32
Ending balance	~~W~~	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220

(*) Other changes are due to debt restructuring, investment conversion, changes in foreign exchange rates, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

12. Goodwill

(a) Goodwill allocated to the cash-generating units as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Bank	~~W~~	769,603	768,766
Credit Card		2,895,722	2,892,610
Securities		1,310	2,993
Life insurance		850,238	853,798
Others		165,735	165,735
	~~W~~	4,682,608	4,683,902

(b) Changes in goodwill for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Beginning balance	~~W~~	4,683,902	4,670,134
Impairment loss (*1)		(5,402)	(2,258)
Others (*2)		4,108	16,026
Ending balance	~~W~~	4,682,608	4,683,902

(*1) The impairment loss on goodwill for the nine-month period ended September 30, 2023 occurred in the securities sector of PT Shinhan Sekuritas Indonesia and in the life insurance sector of Shinhan Financial Plus. As a result of the impairment tests on the goodwill of PT Shinhan Sekuritas Indonesia, ~~W~~ 1,842 million was recognized as an impairment loss, which is amounted to the carrying amounts exceeding the recoverable amount as the equity holder of the Group. This is due to a decrease in recoverable amount due to the prolonged Ukraine crisis, the global economy with high-interest rates and the economic downturn domestically and globally. The recoverable amount was decreased by ~~W~~ 2,934 million compared to the previous year. In addition, as a result of the impairment tests of goodwill recognized by Shinhan Financial Plus, the carrying amount exceeding the recoverable amount of the cash-generating unit was amounted to ~~W~~3,560 million as an impairment loss. The decrease by ~~W~~ 9,750 million is due to a decrease in recoverable amounts. The impairment loss on the goodwill for the year period ended December 31, 2022 occurred in the securities sector of PT Shinhan Sekuritas Indonesia. ~~W~~ 2,258 million was recognized as impairment loss. This is due to a decrease in recoverable amount due to the prolonged Ukraine crisis, the global economy with high-interest rates and the economic downturn domestically and globally. The impairment loss is included in the non-operating expense of the statement of consolidated comprehensive income.

(*2) It includes the effects from changes in foreign exchange rates.

(c) Impairment tests

For cash-generating units, recoverable amounts are assessed based on the value in use.

i) Basis for assessment

The discounted cash flow (DCF) method was used for measurement of the recoverable amounts based on the value in use, reflecting the characteristics of each financial institution. However, for a cash-generating unit of life insurance, the actuarial valuation approach based on the statistical expected cash flows was used.

ii) Estimated period of cash flows

As for the assessment of value in use, the estimated period is 5.5 years after the assessment base date and perpetual value was computed and reflected on its value after the estimated period.

However, for a cash-generating unit of life insurance, future cash flows are estimated over 99 years and the present value of future cash flows afterwards was not reflected as it was determined as insignificant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

12. Goodwill (continued)

(c) Impairment tests (continued)

iii) Discount rate and perpetual growth rate

The discount rate was applied by calculating the cost of equity, the required rate of return of shareholders. The cost of equity was calculated based on the risk-free rate of return, market risk premium, and company's systematic risk (β). In addition, the perpetual growth rate was estimated based on inflation rates. As cash-generating units of life insurance reflect the consideration for risk in future cash flows, the discount rate was applied based on the term structure of interest rate of risk-free government bonds reflecting only the time value of money.

The discount rates and perpetual growth rates used for the cash generating units are as follows:.

	Discount rates	Perpetual growth rates
Bank	6.7 ~ 13.3	0.0 ~ 2.0
Credit Card	8.9 ~ 14.1	1.0 ~ 2.0
Securities	13.1 ~ 14.2	2.0
Others	9.1 ~ 10.7	1.0

Life Insurance applied 4.34%~4.80%, term structure discount rate for each future period corresponding to 99 years of future cash flows.

iv) Primary index

iv-1) The primary indexes used to measure the recoverable amounts of cash-generating units except for life insurance are as follows:

	2023	2024	2025	2026	2027	2028
CPI Growth	3.0	1.4	1.8	1.5	1.4	1.4
Private Consumption Growth	1.9	2.4	2.6	2.5	2.8	2.8
Real GDP Growth	1.3	2.5	2.7	2.7	2.9	2.9

iv-2) Among the cash-generating units, the primary indexes used to measure the recoverable amount of life insurance are as follows:

Rates (%)
Inflation rates (Bank of Korea)	2.0
Risk criteria reliability level	99.5

iv-3) The recoverable amount and the carrying amount of a group of the cash generating units are as follows:

Amount
Recoverable amount	58,700,974
Carrying amount (*)	52,018,450
Difference	6,682,524

(*) For nine-month period ended September 30, 2023, the impairment loss incurred from the cash-generating units of Securities is deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates

(a) Investments in associates as of September 30, 2023 and December 31, 2022 are as follows:

Investees	Country	Reporting date	Ownership (%)
			September 30, 2023	December 31, 2022
BNP Paribas Cardif Life Insurance (*1),(*2)	Korea	30-Jun	14.99	14.99
Partners 4th Growth Investment Fund (*1)	Korea	31-Aug	25.00	25.00
KTB Newlake Global Healthcare PEF (*6)	Korea	30-Sep	7.36	20.57
Shinhan-Neoplux Energy Newbiz Fund	Korea	30-Sep	31.66	31.66
Shinhan-Albatross Technology Investment Fund (*1)	Korea	31-Aug	50.00	50.00
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	30-Sep	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	30-Sep	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	30-Sep	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	30-Sep	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*8)	Korea	30-Sep	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	30-Sep	50.00	50.00
Shinhan Global Healthcare Fund 1 (*8)	Korea	30-Sep	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	30-Sep	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	30-Sep	44.02	44.02
Hermes Private Investment Equity Fund	Korea	30-Sep	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	30-Sep	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	30-Sep	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	30-Sep	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	30-Sep	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	30-Sep	27.91	27.91
Genesis No.1 Private Equity Fund (*6)	Korea	30-Sep	-	22.80
Korea Omega Project Fund III	Korea	30-Sep	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	30-Sep	43.84	39.11
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	30-Sep	23.33	23.33
Korea Finance Security (*1),(*8)	Korea	30-Jun	14.91	14.91
MIEL CO.,LTD. (*1),(*3)	Korea	31-Dec	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	30-Sep	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	30-Sep	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6	Korea	30-Sep	41.16	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	30-Sep	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	30-Sep	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	30-Sep	30.00	30.00
Jarvis Memorial Private Investment Trust 1 (*6)	Korea	30-Sep	-	99.01

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2023	December 31, 2022
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*7)	Korea	30-Sep	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	30-Sep	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	30-Sep	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	30-Sep	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	Korea	30-Sep	28.25	28.25
FuturePlay-Shinhan TechInnovation Fund 1	Korea	30-Sep	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	30-Sep	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	30-Sep	21.64	21.64
Korea Credit Bureau (*1),(*8)	Korea	30-Jun	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*8)	Korea	30-Jun	1.04	1.04
SBC PFV Co., Ltd. (*1),(*9)	Korea	30-Jun	25.00	25.00
NH-amundi global infra private fund 16	Korea	30-Sep	48.85	50.00
IMM Global Private Equity Fund	Korea	30-Sep	32.14	33.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*10)	Korea	30-Sep	72.50	72.50
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*7)	Korea	30-Sep	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	30-Sep	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	30-Sep	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	30-Sep	40.86	40.86
WWG Global Real Estate Investment Trust no.4 (*6)	Korea	30-Sep	-	29.55
Goduck Gangil10 PFV Co., Ltd. (*1),(*8)	Korea	30-Jun	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*7)	Korea	30-Sep	79.63	79.70
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	30-Sep	28.70	28.70
Shinhan Global Healthcare Fund 2(*8)	Korea	30-Sep	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	30-Sep	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	30-Sep	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	30-Sep	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	30-Sep	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*7)	Korea	30-Sep	71.43	71.43

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2023 and December 31, 2022 are as follows:

Investees	Country	Reporting date	Ownership (%)
			September 30, 2023	December 31, 2022
Korea Omega-Shinhan Project Fund I	Korea	30-Sep	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	30-Sep	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	30-Sep	28.98	28.98
VS Cornerstone Fund	Korea	30-Sep	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*6)	Korea	30-Sep	-	64.41
NH-Amundi US Infrastructure Private Fund No.2	Korea	30-Sep	25.91	25.91
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	30-Sep	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	30-Sep	48.62	48.62
DS Gamechanger IT Private Equity Fund	Korea	30-Sep	36.14	36.14
Pacific Private Placement Real Estate Fund No.40	Korea	30-Sep	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	30-Sep	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*7)	Korea	30-Sep	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	30-Sep	32.57	32.57
EDNCENTRAL Co.,Ltd.(*8)	Korea	30-Sep	13.47	13.47
Future-Creation Neoplux Venture Capital Fund (*4)	Korea	30-Sep	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	30-Sep	21.76	21.76
NewWave 6th Fund	Korea	30-Sep	30.00	30.00
Neoplux No.3 Private Equity Fund (*4)	Korea	30-Sep	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	30-Sep	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	30-Sep	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	30-Sep	22.22	20.00
AION ELFIS PROFESSIONAL PRIVATE 1 (*6)	Korea	30-Sep	-	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business Private Equity Fund (*6)	Korea	30-Sep	-	29.68
Neoplux Market-Frontier Secondary Fund (*4)	Korea	30-Sep	19.74	19.74
Harvest Private Equity Fund II	Korea	30-Sep	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	30-Sep	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	30-Sep	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	30-Sep	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	30-Sep	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	30-Sep	49.98	28.97
Eum Private Equity Fund No.7	Korea	30-Sep	21.00	21.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2023	December 31, 2022
Kiwoom Hero No.4 Private Equity Fund	Korea	30-Sep	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	30-Sep	36.74	36.27
SW-S Fund	Korea	30-Sep	30.30	30.30
CL Buyout 1st PEF	Korea	30-Sep	21.43	21.43
Timefolio The Venture-V No.2	Korea	30-Sep	20.73	20.73
Newlake Growth Capital Partners2 PEF (*1)	Korea	30-Jun	29.91	29.91
Kiwoom Material Part Equipment New Technology Investment Fund 2nd	Korea	30-Sep	41.10	41.10
Shinhan Smilegate Global PEF I (*8)	Korea	30-Sep	14.21	14.21
Genesis Eco No.1 PEF	Korea	30-Sep	29.00	29.01
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	30-Sep	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	30-Sep	36.93	36.93
J& Moorim Jade Investment Fund	Korea	30-Sep	24.89	24.89
Helios-KDBC Digital Contents 1st	Korea	30-Sep	23.26	23.26
Ulmus SHC innovation investment fund	Korea	30-Sep	24.04	24.04
Mirae Asset Partners X Private Equity Fund	Korea	30-Sep	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	30-Sep	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	30-Sep	27.78	27.78
Fine Value POST IPO No.5 Private Equity Fund	Korea	30-Sep	40.00	40.00
TI First Property Private Investment Trust 1	Korea	30-Sep	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	30-Sep	41.67	41.67
IBKC Global Contents Investment Fund	Korea	30-Sep	24.39	24.39
Premier Luminous Private Equity Fund (*6)	Korea	30-Sep	-	25.12
Hanyang-Meritz 1 Fund	Korea	30-Sep	22.58	22.58
KCA New Development Sector No. 1 Private Equity Fund	Korea	30-Sep	26.98	26.98
Kiwoom-Shinhan Innovation Fund 2	Korea	30-Sep	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	30-Sep	50.00	50.00
Maple Mobility Fund	Korea	30-Sep	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	30-Sep	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*5)	Korea	30-Sep	76.19	76.19
JS Shinhan Private Equity Fund (*4)	Korea	30-Sep	3.85	3.85
NH Kyobo AI Solution Investment Fund	Korea	30-Sep	26.09	26.09
Daishin Newgen New Technology Investment Fund 1st (*7)	Korea	30-Sep	50.60	50.60
META ESG Private Equity Fund I	Korea	30-Sep	27.40	27.40
SWFV FUND-1 (*6)	Korea	30-Sep	-	40.25

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2023	December 31, 2022
PHAROS DK FUND	Korea	30-Sep	24.24	24.14
Shinhan VC tomorrow investment fund 1 (*1)	Korea	31-Aug	39.62	39.62
Highland 2021-8 Fund (*6)	Korea	30-Sep	-	32.67
H-IOTA Fund	Korea	30-Sep	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	30-Sep	26.01	17.57
Tres-Yujin Trust	Korea	30-Sep	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	30-Sep	50.00	50.00
Capstone REITs No.26	Korea	30-Sep	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	30-Sep	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	30-Sep	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	30-Sep	31.03	31.03
KB Oaktree Trust No.3	Korea	30-Sep	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	30-Sep	48.05	48.05
Rhinos Private Equity Fund 1st	Korea	30-Sep	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	30-Sep	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	30-Sep	24.85	24.85
SKS-Yozma Fund No.1	Korea	30-Sep	29.85	29.85
IBKC-METIS Global Contents Investment Fund	Korea	30-Sep	36.36	36.36
Keistone Unicorn Private Equity Fund	Korea	30-Sep	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	30-Sep	37.50	37.50
Pacific Private Investment Trust No.49-1 (*7)	Korea	30-Sep	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*7)	Korea	30-Sep	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	30-Sep	40.00	40.00
Fivetree general private equity fund No.15	Korea	30-Sep	49.98	49.98
Shinhan-Kunicorn first Fund	Korea	30-Sep	38.31	38.31
Harvest Fund No.3	Korea	30-Sep	44.67	44.67
Shinhan Simone FundⅠ	Korea	30-Sep	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	30-Sep	40.00	40.00
Tiger Green alpah Trust No.29 (*5)	Korea	30-Sep	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	30-Sep	21.74	21.74
NH-Brain EV Fund	Korea	30-Sep	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*8)	Korea	30-Jun	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	30-Sep	23.89	23.89
Fine Green New Deal 2 PEF	Korea	30-Sep	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*4)	Korea	30-Sep	16.17	16.17
PARATUS No.3 Private Equity Fund	Korea	30-Sep	25.64	25.64
Golden Route 2nd Startup Venture Specialized Private Equity Fund	Korea	30-Sep	22.73	22.73
Koramco Private Real Estate Fund 143	Korea	30-Sep	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	30-Sep	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	30-Sep	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	30-Sep	32.77	32.74
IGEN2022 No.1 private Equity Fund	Korea	30-Sep	27.95	27.95
Cornerstone J&M Fund I	Korea	30-Sep	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	30-Jun	20.27	20.27
DA Value-Honest New Technology Investment Fund 1	Korea	30-Sep	23.66	23.66
KDB Investment Global Healthcare Private Equity Fund I	Korea	30-Sep	24.14	24.14
Shinhan-Ji and Tec Smart Innovation Fund	Korea	30-Sep	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	30-Sep	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	30-Sep	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	31-Aug	26.00	26.00
Shinhan Global Active REIT Co. Ltd.	Korea	30-Sep	20.37	20.37
NH-J&-IBKC Label Technology Fund	Korea	30-Sep	27.81	27.81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2023	December 31, 2022
IMM Global Venture Opportunity, LP (*6)	Korea	30-Sep	15.98	35.50
Shinhan-isquare Venture PEF 1	Korea	30-Sep	40.00	40.00
Aurum Gold Rush ESG General Private Investment Trust No. 1	Korea	30-Sep	28.33	28.33
Capstone Develop Frontier Trust	Korea	30-Sep	21.43	21.43
Nextrade Co., Ltd. (*8)	Korea	30-Sep	8.00	8.00
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*11)	Korea	30-Sep	62.84	26.90
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	30-Sep	21.96	29.00
Eventus-IBKC LIB Fund	Korea	30-Sep	21.88	21.88
NH-Daishin-Kyobo healthcare 1 Fund	Korea	30-Sep	25.00	25.00
IBKC-Behigh Fund 1st	Korea	30-Sep	29.73	29.73
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund	Korea	30-Sep	24.10	24.10
ON No.1 Private Equity Fund	Korea	30-Sep	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	30-Sep	24.75	30.12
IBKCJS New Technology Fund No.1	Korea	30-Sep	29.41	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	30-Sep	20.83	-
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	30-Sep	28.57	-
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*5)	Korea	30-Sep	75.00	-
TogetherKorea Private Investment Trust No. 6 (*7)	Korea	30-Sep	99.98	-
TogetherKorea Private Investment Trust No. 7 (*7)	Korea	30-Sep	99.98	-
Signature Young Adults House General Private Real Estate Development Investment No.1	Korea	30-Sep	45.28	-
Smart Bio Healthcare BNH5	Korea	30-Sep	21.30	-
Forward-NBH New Technology Investment Fund 1st	Korea	30-Sep	26.49	-
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	30-Sep	34.75	-
VL ZIEGLER PEF No.2	Korea	30-Sep	29.33	-
Penture K-Content Investment Fund	Korea	30-Sep	21.96	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	30-Sep	30.00	-
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	30-Sep	37.04	-
Shinhan-timefolio Bio Development Investment Fund	Korea	30-Sep	48.39	-
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -	Korea	30-Sep	28.43	-
KDBC meta-enter New Technology investment fund	Korea	30-Sep	27.89	-
Hyundai motors Kosnet future growth venture investment fund	Korea	30-Sep	29.82	-
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	30-Sep	47.50	-
Shinhan-openwater pre-IPO Investment Trust 1	Korea	30-Sep	50.00	-
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	30-Sep	40.00	-
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	30-Sep	22.96	-
YP-axis Technology Investment Trust No. 1	Korea	30-Sep	22.61	-
Shinhan HB Wellness 1st Investment Trust	Korea	30-Sep	48.54	-
Timefolio Technology Innovation Trust 1 (*7)	Korea	30-Sep	51.72	-
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	30-Sep	31.49	-
Kiwoom-time animation Technology Investment Trust	Korea	30-Sep	22.98	-
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	30-Sep	22.99	-
Time Robotics New Technology Investment Trust	Korea	30-Sep	29.86	-
Ascent-welcome Tehcnology Investment Trust No.2	Korea	30-Sep	27.65	-
Igis General PE Real Estate Investment Trust 517-1 (*7)	Korea	30-Sep	96.30	-

(*1) The lastest financial statements are used for the equity method since the financial statements as of September 30, 2023 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before September 30, 2023. Also, it has been reclassified into the investments in associates.

(*4) As a managing partner, the Group has a significant influence over the investees.

(*5) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*6) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*7) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

(*8) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*9) The rate of the Group’s voting rights is 4.65%.

(*10) Although the Group has a significant influence with an ownership percentage of more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*11) The entity is included as subsidiaries for the period ended September 30, 2023, as the ownership percentage has increased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehend-sive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	-	1,176	7,623	-	38,968
Partners 4th Growth Investment Fund		13,542	-	(240)	-	-	13,302
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	696	-	-	21,533
Shinhan-Albatross tech investment Fund		12,253	(1,500)	1,848	48	-	12,649
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,232	-	315	-	-	4,547
VOGO Debt Strategy Qualified IV Private		6,085	376	276	-	-	6,737
Shinhan-Midas Donga Secondary Fund		4,431	-	(35)	-	-	4,396
ShinHan – Soo Young Entrepreneur Venture Investment Fund No.1		4,414	-	797	-	-	5,211
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	-	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		3,961	-	(136)	-	(3,825)	-
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(9,806)	1,036	-	-	25,569
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	530	-	-	18,847
Hermes Private Investment Equity Fund		5,562	-	(1,025)	-	-	4,537
KDBC-Midas Dong-A Global contents Fund		4,277	-	6	-	-	4,283
Shinhan-Nvestor Liquidity Solution Fund		6,438	-	(29)	-	-	6,409
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	871	-	-	9,328
IGIS Global Credit Fund 150-1		4,692	(473)	224	-	-	4,443
Partner One Value up I Private Equity Fund		5,144	-	(1,068)	-	-	4,076
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	-	-	-
Korea Omega Project Fund III		3,674	-	15	-	-	3,689
Genesis North America Power Company No.1 PEF		8,118	(2,866)	1,472	-	-	6,724
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	3,247	-	-	35,896
Korea Finance Security		2,411	-	(162)	1,004	-	3,253
MIEL CO.,LTD (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	1,463	-	-	47,066
Kiwoom-Shinhan Innovation Fund I		9,441	(1,425)	1,289	-	-	9,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehend-sive income	Impairment loss	Ending balance
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	57,029	(4,551)	4,658	-	-	57,136
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	-	(1,549)	-	-	29,075
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	980	-	-	7,208
NH-Amundi Global Infrastructure Trust 14		20,975	(3,026)	1,633	-	-	19,582
Jarvis Memorial Private Investment Trust 1		9,786	(10,641)	856	-	-	1
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	937	1,886	-	-	36,180
Milestone Private Real Estate Fund 3		19,071	-	107	-	-	19,178
Nomura-Rifa Private Real Estate Investment Trust 31		7,364	-	(347)	-	-	7,017
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	-	1,940	-	-	4,909
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(318)	(59)	-	-	2,854
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	(384)	-	-	6,532
Stonebridge Corporate 1st Fund		3,622	-	173	-	-	3,795
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	285	-	-	10,822
Korea Credit Bureau		5,039	(90)	1,108	-	-	6,057
Goduck Gangil1 PFV Co., Ltd.		60	-	31	-	-	91
SBC PFV Co., Ltd.		28,468	-	(1,178)	-	-	27,290
NH-amundi global infra private fund 16		56,211	(4,049)	(679)	-	-	51,483
IMM Global Private Equity Fund		147,384	(23,549)	7,144	-	-	130,979
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(24,164)	10,483	-	-	249,371
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(2,476)	1,802	-	-	22,009
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	660	-	-	4,154
BNW Tech-Innovation Private Equity Fund		5,833	-	(61)	-	-	5,772
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	791	-	-	14,983
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	1,304	-	-	4,540
Fidelis Global Private Real Estate Trust No.2		21,945	-	(9,925)	-	-	12,020
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(4,396)	4,760	-	-	48,791

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehend-sive income	Impairment loss	Ending balance
Shinhan Global Healthcare Fund 2 (*1)	~~W~~	-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	2,144	-	-	27,387
Shinhan AIM Real Estate Fund No.1		44,642	6,586	(40)	-	-	51,188
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(685)	2,011	-	-	33,953
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	-	561	-	-	19,857
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,638)	880	-	-	17,840
Korea Omega-Shinhan Project Fund I		10,022	-	1,932	-	-	11,954
Samsung SRA Real Estate Professional Private 45		21,650	9,392	832	-	-	31,874
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(1,035)	1,828	-	-	34,205
VS Cornerstone Fund		3,335	-	(55)	-	-	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2		31,941	(2,901)	1,173	-	-	30,213
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,280)	285	-	-	2,337
Kakao-Shinhan 1st TNYT Fund		21,330	-	(748)	-	-	20,582
DS Gamechanger IT Private Equity Fund		2,847	-	376	-	-	3,223
Pacific Private Placement Real Estate Fund No.40		11,622	(371)	561	-	-	11,812
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	290	-	-	2,998
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	1,865	-	-	29,749
JR AMC Hungary Budapest Office Fund 16		12,457	(407)	500	-	-	12,550
EDNCENTRAL Co., Ltd (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	-	220	-	-	4,471
Gyeonggi-Neoplux Superman Fund		5,467	-	(438)	-	-	5,029
NewWave 6th Fund		13,540	-	(342)	-	-	13,198
Neoplux No.3 Private Equity Fund		20,454	(4)	(331)	-	-	20,119
PCC Amberstone Private Equity Fund I		18,785	(1,741)	333	-	-	17,377
KIAMCO POWERLOAN TRUST 4TH		43,524	(1,730)	2,644	-	-	44,438
Mastern Opportunity Seeking Real Estate Fund II		14,710	(773)	26	-	-	13,963
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	-	-	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	-	-	-
Neoplux Market-Frontier Secondary Fund		13,960	(2,834)	714	-	-	11,840
Harvest Private Equity Fund II		3,139	(26)	(102)	-	-	3,011
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(109)	3,681	-	-	14,204

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehen-sive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	6,727	-	388	-	-	7,115
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	2,198	-	-	11,607
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(1,820)	721	-	-	23,925
SIMONE Mezzanine Fund No.3		3,017	(1,965)	122	-	-	1,174
Eum Private Equity Fund No.7		9,170	-	26	-	-	9,196
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(195)	-	-	3,322
Vogo Canister Professional Trust Private Fund I		46,329	(1,437)	2,909	-	-	47,801
SW-S Fund		7,248	(2,872)	4,158	-	-	8,534
CL Buyout 1st PEF		12,842	852	1,710	-	-	15,404
Timefolio The Venture-V second		4,096	-	1,369	-	-	5,465
Newlake Growth Capital Partners2 PEF		12,496	(81)	(3)	-	-	12,412
Kiwoom Material Part Equipment New Technology Investment Fund 2nd		2,929	-	93	-	-	3,022
Shinhan Smilegate Global PEF I		3,771	-	180	-	-	3,951
Genesis Eco No.1 PEF		11,418	-	(199)	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(3,658)	-	-	35,032
NH-Synergy Core Industrial New Technology Fund		6,377	-	9	-	-	6,386
J& Moorim Jade Investment Fund		5,434	(275)	140	-	-	5,299
Helios-KDBC Digital Contents 1st		3,356	(1,457)	375	-	-	2,274
Ulmus SHC innovation investment fund		4,886	-	337	-	-	5,223
Mirae Asset Partners X Private Equity Fund		7,792	-	(51)	-	-	7,741
T Core Industrial Technology 1st Venture PEF		4,529	-	(248)	-	-	4,281
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,630)	65	-	-	26
Fine Value POST IPO No.5 Private Equity Fund		2,270	-	1,404	-	-	3,674
TI First Property Private Investment Trust 1		3,127	(203)	127	-	-	3,051
MPLUS Professional Private Real Estate Fund 25		4,231	-	(642)	-	-	3,589
IBKC Global Contents Investment Fund		4,552	-	69	-	-	4,621
Premier Luminous Private Equity Fund		8,966	(12,439)	3,473	-	-	-
Hanyang-Meritz 1 Fund		3,466	-	922	-	-	4,388
KCA New Development Sector No. 1 Private Equity Fund		2,874	(6,038)	6,561	-	-	3,397
Kiwoom-Shinhan Innovation Fund 2		11,271	(1,184)	403	-	-	10,490
ETRI Holdings-Shinhan 1st Unicorn Fund		1,895	1,500	(75)	-	-	3,320
Maple Mobility Fund		16,859	68	(790)	-	-	16,137
SJ ESG Innovative Growth Fund		4,197	-	-	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		5,057	-	135	-	-	5,192
JS Shinhan Private Equity Fund		4,953	-	(5)	-	-	4,948
NH Kyobo AI Solution Investment Fund		3,288	(3,000)	1,047	-	-	1,335
Daishin Newgen New Technology Investment Fund 1st		5,704	-	(148)	-	-	5,556

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
META ESG Private Equity Fund I	~~W~~	5,857	-	(92)	-	-	5,765
SWFV FUND-1		9,128	(9,433)	305	-	-	-
PHAROS DK FUND		3,835	(1,413)	(32)	-	-	2,390
Shinhan VC tomorrow venture fund 1		26,926	18,226	(813)	-	-	44,339
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	163	-	-	9,547
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,365)	-	-	7,641
Tres-Yujin Trust		10,004	-	(38)	-	-	9,966
Shinhan-Time mezzanine blind Fund		13,312	-	453	-	-	13,765
Capstone REITs No.26		3,852	(224)	(26)	-	-	3,602
JB Incheon-Bucheon REITS No.54		4,989	-	(8)	-	-	4,981
Hankook Smart Real Asset Investment Trust No.3		6,993	-	510	-	-	7,503
JB Hwaseong-Hadong REITs No.53		4,991	-	(6)	-	-	4,985
KB Oaktree Trust No.3		8,605	(604)	818	-	-	8,819
Daehan No.36 Office Asset Management Company		22,058	-	(625)	-	-	21,433
Rhinos Premier Mezzanine Investment Trust Fund 1		2,873	-	137	-	-	3,010
Shinhan Real Estate Loan General Private Real Estate No.2.		57,334	1,799	2,129	-	-	61,262
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	499	1,335	-	-	42,405
SKS-Yozma Fund No.1		6,599	(4,140)	1,053	-	-	3,512
IBKC-METIS Global Contents Investment Fund		4,550	(927)	(579)	-	-	3,044
Keistone Unicorn Private Equity Fund		6,249	(3,377)	3,326	-	-	6,198
KB Distribution Private Real Estate 3-1		26,651	-	(679)	-	-	25,972
Pacific Private Investment Trust No.49-1		28,641	-	(1,129)	-	-	27,512
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	-	526	-	-	9,084
RIFA Real estate private placement fund for normal investoes No. 51		5,726	-	350	-	-	6,076
Fivetree general private equity fund No.15		12,281	(489)	626	-	-	12,418
Shinhan-Kunicorn first Fund		9,831	-	(168)	-	-	9,663
Harvest Fund No.3		15,854	(893)	(3,344)	-	-	11,617
Shinhan Simone FundⅠ		4,796	-	48	-	-	4,844
Korea Investment develop seed Trust No.1		10,242	(901)	(47)	-	-	9,294
Tiger Green alpah Trust No.29		26,806	239	1,835	-	-	28,880
STIC ALT Global II Private Equity Fund		9,859	(218)	(109)	-	-	9,532
NH-Brain EV Fund		11,592	-	(844)	-	-	10,748
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(211)	-	-	6,644
Leverent Frontier 4th Venture Investment Fund		2,964	-	1,696	-	-	4,660
Find-Green New Deal 2nd Equity Fund		4,508	-	(43)	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	99	-	-	4,536
PARATUS No.3 Private Equity Fund		4,936	-	(49)	-	-	4,887
Golden Route 2nd Startup Venture Specialized Private Equity Fund		3,003	-	17	-	-	3,020
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,885	(548)	895	-	-	10,232
LB YoungNam Logistics Private Trust No.40		9,748	(299)	517	-	-	9,966
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	(479)	-	-	4,422

13. Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGEN2022 No.1 private Equity Fund	~~W~~	9,045	(405)	373	-	-	9,013
Cornerstone J&M Fund I		3,561	-	(61)	-	-	3,500
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(154)	-	-	3,650
Cornerstone ENM No.1 Technology Fund		2,663	(45)	2,328	-	-	4,946
KDB Investment Global Healthcare Private Equity Fund I		34,468	-	(203)	-	-	34,265
Shinhan-Ji and Tec Smart Innovation Fund		2,587	5,200	(381)	-	-	7,406
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	3,600	(156)	-	-	5,220
Korea Investment Green Newdeal Infra Trust No.1		5,714	(52)	18	-	-	5,680
BTS 2nd Private Equity Fund		3,772	2,860	(177)	-	-	6,455
Shinhan Global Active REIT Co.Ltd.		19,222	(49)	117	-	-	19,290
NH-J&-IBKC Label Technology Fund		9,866	-	(94)	-	-	9,772
IMM Global Venture Opportunity, LP		3,115	(3,115)	-	-	-	-
Shinhan-iSquare Venture PEF 1st		497	4,000	-221	-	-	4,276
Aurum Gold Rush ESG General Private Investment Trust No. 1		3,000	-	83	-	-	3,083
Capstone Develop Frontier Trust		6,857	-289	785	-	-	7,353
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	-3,011	-	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	173	-	-	4,774
Eventus-IBKC LIB Fund		6,035	-	683	-	-	6,718
NH-Daishin-Kyobo healthcare 1 Fund		3,948	-	70	-	-	4,018
IBKC-Behigh Fund 1st		3,268	-	-33	-	-	3,235
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	-	-57	-	-	3,899
ON No.1 Private Equity Fund		5,362	-	-21	-	-	5,341
Digital New Deal Kappa Private Equity Fund		4,946	-	-77	-	-	4,869
IBKCJS New Technology Fund No.1		-	5,000	4,634	-	-	9,634
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	-197	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,334	676	-	-	12,010
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	198	-	-	3,198

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		September 30, 2023
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TogetherKorea Private Investment Trust No. 6	~~W~~	-	5,122	110	-	-	5,232
TogetherKorea Private Investment Trust No. 7		-	5,122	110	-	-	5,232
Signature Young Adults House General Private Real Estate Development Investment No.1		-	11,484	(531)	-	-	10,953
Smart Biohealthcare BNH No. 5		-	5,597	(149)	-	-	5,448
Forward-NBH New Technology Fund 1		-	4,000	385	-	-	4,385
Kiwoom Material Part Equipment New Technology Investment Fund No.3		-	4,000	205	-	-	4,205
VL ZIEGLER PEF No.3		-	22,000	(388)	-	-	21,612
Penture K-Content Investment Fund		-	6,000	(259)	-	-	5,741
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		-	4,275	52	-	-	4,327
Hana Alternative Investment Kosmes PCBO General Private Equity Fund No. 1		-	4,872	107	-	-	4,979
Shinhan-timefolio Bio Development Investment Fund		-	6,000	(3)	-	-	5,997
Shinhan SM Office Value Add Real Estate Investment Trust Co. Ltd.		-	9,674	71	-	-	9,745
KDBC Meta-enter New Technology Investment Fund		-	7,000	(24)	-	-	6,976
Hyundai Motors Kosnet Future Growth Venture Investment Fund		-	3,400	(71)	-	-	3,329
Shinhan Time Secondary Blind New Technology Investment Trust		-	4,750	-	-	-	4,750
Shinhan-openwater pre-IPO Investment Trust 1		-	3,800	-	-	-	3,800
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		-	3,200	(36)	-	-	3,164
Hantoo Shinhan Lake K-beauty Technology Investment Trust		-	10,000	(64)	-	-	9,936
YP-axis Technology Inv. Trust No. 1		-	5,000	(36)	-	-	4,964
Shinhan HB Wellness 1st Investment Trust		-	5,000	(11)	-	-	4,989
Timepolio Technology Innovation Trust 1		-	3,000	7	-	-	3,007
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		-	23,900	(564)	-	-	23,336
Kiwoom-time animation Technology Investment Trust		-	6,000	(92)	-	-	5,908
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		-	4,000	82	-	-	4,082
Time Robotics New Technology Investment Trust		-	4,000	(85)	-	-	3,915
Ascent-welcome Tehcnology Investment Trust No.2		-	9,010	35	-	-	9,045
Igis General PE Real Estate Investment Trust 517-1		-	52,000	-	-	-	52,000
Others		217,967	29,891	(3,171)	387	(161)	244,913
Total	~~W~~	2,904,474	34,579	95,499	9,062	(3,986)	3,039,628

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) Incorporated into the consolidation target as the Group holds control due to an ownership of increased shares during the nine-month period ended September 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	44,022	-	(1,774)	(12,079)	-	30,169
Songrim Partners		-	-	-	-	-	-
Partners 4th Growth Investment Fund		13,033	(1,714)	6,917	(4,694)	-	13,542
KTB Newlake Global Healthcare PEF		9,412	(5,832)	729	-	-	4,309
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	5,196	-	-	20,837
Shinhan-Albatross tech investment Fund		10,389	(1,800)	3,792	(128)	-	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	676	34	-	3,522	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	1,471	-	-	255	1,726
VOGO Debt Strategy Qualified IV Private		7,179	(1,433)	339	-	-	6,085
Shinhan-Midas Donga Secondary Fund		3,951	(1,025)	1,505	-	-	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	-	188	-	-	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,442	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	-	(150)	-	(1,142)	3,961
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,008)	(695)	-	-	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,376	(1,545)	1,508	-	-	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(464)	208	-	-	19,236
Shinhan EZ General Insurance, Co. Ltd. (*2)		3,354	(3,181)	(182)	9	-	-
Hermes Private Investment Equity Fund		9,782	-	(4,220)	-	-	5,562
KDBC-Midas Dong-A Global contents Fund		2,955	-	1,322	-	-	4,277
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	400	-	-	6,438
Shinhan AIM FoF Fund 1-A		9,156	51	903	-	-	10,110
IGIS Global Credit Fund 150-1		5,402	(1,267)	557	-	-	4,692
Partner One Value up I Private Equity Fund		7,891	-	(2,747)	-	-	5,144
Genesis No.1 Private Equity Fund		55,533	408	3,983	-	-	59,924
Korea Omega Project Fund III		4,290	-	(616)	-	-	3,674
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	-	-	-
Genesis North America Power Company No.1 PEF		13,736	(12,629)	7,011	-	-	8,118
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	12,056	(10,361)	-	-	43,244
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	4,606	-	-	44,821
E&Healthcare Investment Fund No.6		6,866	(3,190)	(3,079)	-	-	597
One Shinhan Global Fund 1		3,773	-	(1,183)	-	(642)	1,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
Investees		Beginning balance	Investment (disposal)vestment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	11,731	(1,500)	(790)	-	-	9,441
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	-	-	-
Midas Asset Global CRE Debt Private Fund No.6		48,305	5,873	2,851	-	-	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	5,033	(1,880)	-	-	30,624
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(912)	200	-	-	24,492
NH-Amundi Global Infrastructure Trust 14		18,301	1,714	960	-	-	20,975
Jarvis Memorial Private Investment Trust 1		10,109	(700)	377	-	-	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	(22)	226	-	-	33,357
Milestone Private Real Estate Fund 3 (Derivative Type)		18,544	(201)	728	-	-	19,071
RIFA Real estate private placement fund for normal investors No. 31		7,902	(607)	69	-	-	7,364
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(5,292)	(1,975)	-	-	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	-	367	-	-	3,231
Cape IT Fund No.3		10,065	(10,580)	515	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		7,149	-	(233)	-	-	6,916
Stonebridge Corporate 1st Fund		2,964	-	658	-	-	3,622
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	787	-	-	10,915
Korea Credit Bureau		7,695	-	(2,656)	-	-	5,039
Goduck Gangil1 PFV Co., Ltd.		-	-	60	-	-	60
SBC PFV Co., Ltd.		29,586	-	(1,118)	-	-	28,468
NH-amundi global infra private fund 16		52,008	(15,362)	19,565	-	-	56,211
IMM Global Private Equity Fund		118,615	19,045	9,724	-	-	147,384
HANA Alternative Estate Professional Private122		29,489	(28,570)	(918)	-	-	1
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	-	-	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(24,838)	5,691	-	-	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(6,937)	1,308	-	-	22,683
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	817	-	-	4,631
BNW Tech-Innovation Private Equity Fund		5,881	-	(48)	-	-	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,383	-	-	14,552
WWG Global Real Estate Investment Trust no.4		10,644	(659)	346	-	-	10,331
Goduck Gangil10 PFV Co., Ltd.		-	-	3,236	-	-	3,236

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

		December 31, 2022
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	19,773	2,183	(11)	-	-	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(5,640)	4,850	-	-	48,427
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	-	-	-	-
Shinhan AIM Real Estate Fund No.2		23,275	3,346	(1,378)	-	-	25,243
Shinhan AIM Real Estate Fund No.1		44,312	(2,176)	2,506	-	-	44,642
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(915)	594	-	-	32,627
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	6	(1,260)	-	-	19,296
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		18,855	5,114	629	-	-	24,598
Korea Omega-Shinhan Project Fund I		7,244	2,000	778	-	-	10,022
ST-Bonanja Food tech		3,359	(621)	(107)	-	-	2,631
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	5,279	3,491	-	-	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(2,516)	4,041	-	-	33,412
VS Cornerstone Fund		3,410	-	(75)	-	-	3,335
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	553	-	-	5,009
NH-Amundi US Infrastructure Private Fund No.2		27,024	2,446	2,471	-	-	31,941
KB Distribution Private Real Estate1		30,694	(30,694)	-	-	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(7,291)	607	-	-	6,332
Kakao-Shinhan 1st TNYT Fund		14,497	-	6,833	-	-	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(300)	-	-	2,603
Pacific Private Placement Real Estate Fund No.40		11,598	(748)	772	-	-	11,622
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	255	-	-	6,387
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(2,189)	558	-	-	29,637
JR AMC Hungary Budapest Office Fund 16		12,140	(821)	1,138	-	-	12,457
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,017	-	1,234	-	-	4,251
Gyeonggi-Neoplux Superman Fund		7,878	(1,195)	(1,216)	-	-	5,467
NewWave 6th Fund		14,455	-	(915)	-	-	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(293)	-	-	1,207

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
Investees		Beginning balance	InvestmentInvestment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	22,601	(2)	(2,145)	-	-	20,454
PCC Amberstone Private Equity Fund I		22,790	(2,509)	(1,496)	-	-	18,785
KIAMCO POWERLOAN TRUST 4TH		45,301	(2,305)	528	-	-	43,524
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	(150)	-	-	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,088)	-	-	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,081	-	-	5,709
Neoplux Market-Frontier Secondary Fund		11,313	(653)	3,300	-	-	13,960
Harvest Private Equity Fund II		3,481	(159)	(183)	-	-	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(146)	1,094	-	-	10,632
KAIM Real-estate Private Investment Trust 20		5,048	(4,176)	315	-	-	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(2,019)	1,219	-	-	6,727
Daishin New Technology Investment Fund 5th		4,439	(844)	(1,165)	-	-	2,430
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	-	-	-
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	-	(3,665)	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	-	(3,665)	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		5,691	3,960	(242)	-	-	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(2,559)	340	-	-	25,024
SIMONE Mezzanine Fund No.3		3,054	4	(41)	-	-	3,017
Eum Private Equity Fund No.7		7,873	(86)	1,383	-	-	9,170
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(4,870)	(2,724)	-	-	-
Kiwoom Hero No.4 Private Equity Fund		4,305	-	(788)	-	-	3,517
Vogo Canister Professional Trust Private Fund I		41,072	2,103	3,154	-	-	46,329
SW-S Fund		6,724	-	524	-	-	7,248
CL Buyout 1st PEF		13,791	273	(1,222)	-	-	12,842
Timefolio The Venture-V second		4,572	-	(476)	-	-	4,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,921	(177)	(248)	-	-	12,496
Shinhan Smilegate Global PEF I		3,336	(1,828)	2,263	-	-	3,771
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	-	-	-	-
Genesis Eco No.1 PEF		11,130	195	93	-	-	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	8,540	1,274	-	-	34,420
NH-Synergy Core Industrial New Technology Fund		6,437	-	(60)	-	-	6,377
J& Moorim Jade Investment Fund		5,540	(385)	279	-	-	5,434
Helios-KDBC Digital Contents 1st		1,695	1,720	(59)	-	-	3,356
Ulmus SHC innovation investment fund		5,192	-	(306)	-	-	4,886
Mirae Asset Partners X Private Equity Fund		7,858	-	(66)	-	-	7,792
T Core Industrial Technology 1st Venture PEF		4,535	-	(6)	-	-	4,529
Curious Finale Corporate Recovery Private Equity Fund		3,690	(245)	146	-	-	3,591
TI First Property Private Investment Trust 1		3,055	(101)	173	-	-	3,127
MPLUS Professional Private Real Estate Fund 25		3,290	655	286	-	-	4,231
IBKC Global Contents Investment Fund		4,943	-	(391)	-	-	4,552
Nautic Smart No.6 Private Equity Fund		3,974	(3,752)	956	-	-	1,178
Premier Luminous Private Equity Fund		6,991	(2,314)	4,289	-	-	8,966
Hanyang-Meritz 1 Fund		3,483	-	(17)	-	-	3,466
KNT 2ND PRIVATE EQUITY FUND		4,157	(3,000)	(207)	-	-	950
Kiwoom-Shinhan Innovation Fund 2		2,677	9,000	(406)	-	-	11,271
Maple Mobility Fund		8,683	91	8,085	-	-	16,859
SJ ESG Innovative Growth Fund		2,998	-	1,199	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		4,736	-	321	-	-	5,057
JS Shinhan Private Equity Fund		5,037	-	(84)	-	-	4,953
NH Kyobo AI Solution Investment Fund		2,973	-	315	-	-	3,288
Daishin Newgen New Technology Investment Fund 1st		12,169	(2,277)	(4,188)	-	-	5,704
META ESG Private Equity Fund I		5,677	-	180	-	-	5,857
SWFV FUND-1		9,646	-	(518)	-	-	9,128
PHAROS DK FUND		3,949	-	(114)	-	-	3,835
Shinhan VC tomorrow venture fund 1	~~W~~	9,042	18,226	(342)	-	-	26,926
Highland 2021-8 Fund		4,899	-	(73)	-	-	4,826
H-IOTA Fund		9,728	(88)	(17)	-	-	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	(152)	-	-	6,082
Tres-Yujin Trust		9,995	(546)	555	-	-	10,004
Shinhan-Time mezzanine blind Fund		14,942	-	(1,630)	-	-	13,312
Capstone REITs No.26		4,395	(300)	(243)	-	-	3,852
JB Incheon-Bucheon REITS No.54		4,999	-	(10)	-	-	4,989
Hankook Smart Real Asset Investment Trust No.3		4,342	2,195	456	-	-	6,993
JB Hwaseong-Hadong REITs No.53		4,999	-	(8)	-	-	4,991
KB Oaktree Trust No.3		3,159	5,376	70	-	-	8,605

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Daehan No.36 Office Asset Management Company		21,500	(635)	1,193	-	-	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1		3,005	-	(132)	-	-	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	35,762	1,669	-	-	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(795)	1,261	-	-	40,571
SKS-Yozma Fund No.1		5,945	-	654	-	-	6,599
IBKC-METIS Global Contents Investment Fund		4,000	-	550	-	-	4,550
Keistone Unicorn Private Equity Fund		6,300	-	(51)	-	-	6,249
KB Distribution Private Real Estate 3-1		-	24,000	2,651	-	-	26,651
Pacific Private Investment Trust No.49-1		-	28,000	641	-	-	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		-	8,474	84	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		-	5,650	76	-	-	5,726
Fivetree general private equity fund No.15		-	11,995	286	-	-	12,281
Shinhan-Kunicorn first Fund		-	10,000	(169)	-	-	9,831
Harvest Fund No.3		-	13,000	2,854	-	-	15,854
Shinhan Simone Fund Ⅰ		-	5,000	(204)	-	-	4,796
Korea Investment develop seed Trust No.1		-	9,562	680	-	-	10,242
Tiger Green alpah Trust No.29		-	26,180	626	-	-	26,806
STIC ALT Global II Private Equity Fund		-	10,000	(141)	-	-	9,859
NH-Brain EV Fund		-	13,000	(1,408)	-	-	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd.		-	6,625	(220)	-	-	6,405
Find-Green New Deal 2nd Equity Fund		-	4,549	(41)	-	-	4,508
ShinhanFitrin 1st Technology Business Investment Association		-	4,850	(413)	-	-	4,437
PARATUS No.3 Private Equity Fund		-	5,000	(64)	-	-	4,936
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	-	3,000	3	-	-	3,003
Koramco Private Real Estate Fund 143		-	3,030	-	-	-	3,030
Korea Investment Top Mezzanine Private Real Estate Trust No.1		-	8,884	1,001	-	-	9,885
LB YoungNam Logistics Private Trust No.40		-	9,706	42	-	-	9,748
Shinhan-Cognitive Start-up Fund L.P.		-	9,200	753	-	-	9,953
IGEN2022 No.1 private Equity Fund		-	8,280	765	-	-	9,045
Cornerstone J&M Fund I		-	3,600	(39)	-	-	3,561
Logisvalley Shinhan REIT Co.,Ltd.		-	3,880	(60)	(16)	-	3,804
KDB Investment Global Healthcare Private Equity Fund I		-	35,000	(532)	-	-	34,468

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
Investees		Beginning balance	Investment Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Korea Investment Green Newdeal Infra Trust No.1		-	5,734	(20)	-	-	5,714
BTS 2nd Private Equity Fund		-	3,934	(162)	-	-	3,772
Shinhan Global Active REIT Co.Ltd.		-	19,900	(678)	-	-	19,222
NH-J&-IBKC Label Technology Fund		-	9,976	(110)	-	-	9,866
IMM Global Venture Opportunity, LP		-	3,115	-	-	-	3,115
Capstone Develop Frontier Trust		-	6,857	-	-	-	6,857
Nextrade Co., Ltd.		-	9,700	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		-	3,000	11	-	-	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		-	4,600	1	-	-	4,601
Eventus-IBKC LIB Fund		-	7,000	(965)	-	-	6,035
NH-Daishin-Kyobo healthcare 1 Fund		-	4,000	(52)	-	-	3,948
IBKC-Behigh Fund 1st		-	3,300	(32)	-	-	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		-	4,000	(44)	-	-	3,956
ON No.1 Private Equity Fund		-	6,000	(638)	-	-	5,362
Digital New Deal Kappa Private Equity Fund		-	5,000	(54)	-	-	4,946
Others		170,811	50,920	12,089	-	(3,598)	230,222
	~~W~~	2,913,745	(105,125)	121,697	(24,238)	(1,605)	2,904,474

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

14. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Securities sold:
Stocks	~~W~~	469,621	278,341
Bonds		567,029	438,689
Others		283,274	7,074
		1,319,924	724,104
Gold/silver deposits		411,813	422,006
	~~W~~	1,731,737	1,146,110

15. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022	Reason for designation
Equity-linked securities sold	~~W~~	5,025,860	5,437,434	Combined financial instrument
Securities sold with embedded derivatives		1,927,835	2,882,607
Debt securities issued		233,947	47,327	Fair value measurement and management
	~~W~~	7,187,642	8,367,368

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 7,187,642 million as of September 30, 2023. The increase in values of the liability due to credit risk changes is ~~W~~ 474 million for the nine-month period ended September 30, 2023, and the accumulated change in values is negative ~~W~~ 9,710 million as of September 30, 2023.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Maturity payment	~~W~~	6,914,177	7,733,506
Carrying value		7,187,642	8,367,368
Difference		(273,465)	(633,862)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

16. Debt securities issued

Debt securities issued as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023			December 31, 2022
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~7.50	~~W~~	60,296,106	0.05~9.00	~~W~~	61,038,481
Subordinated debt securities issued	2.20~5.20		2,926,405	2.20~4.17		3,275,225
Loss on fair value hedges	-		(338,919)	-		(348,700)
Discount on debt securities issued	-		(41,201)	-		(37,943)
			62,842,391			63,927,063
Debt securities issued in foreign currencies:
Debt securities issued	0.25~ 7.31		10,422,479	0.25~7.59		9,586,831
Subordinated debt securities issued	3.34~5.10		4,378,400	3.34~5.10		4,145,264
Loss on fair value hedges	-		(412,433)	-		(324,901)
Discount on debt securities issued	-		(49,097)	-		(45,474)
			14,339,349			13,361,720
		~~W~~	77,181,740		~~W~~	77,288,783

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

17. Defined benefits plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Present value of defined benefit obligations	~~W~~	1,987,058	1,934,643
Fair value of plan assets		(2,246,796)	(2,376,817)
Recognized liability (asset) for defined benefit plans (*)	~~W~~	(259,738)	(442,174)

(*) The asset for defined benefit plan of ~~W~~ 259,738 million as of September 30, 2023 is the net defined benefit assets of ~~W~~ 311,933 million less the net defined benefit liabilities of ~~W~~ 52,195 million. In addition, the asset for defined benefit plan of ~~W~~442,174 million as of December 31, 2022 is the net defined benefit assets of ~~W~~456,838 million less the net defined benefit liabilities of ~~W~~14,664 million.

(b) Profit or loss recognized for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine- month	Three- month	Nine- month
Current service costs	~~W~~	39,306	111,444	43,635	128,414
Net interest expense (income)		(9,757)	(27,211)	(1,559)	(4,739)
Past service costs		-	92	8,330	8,330
Settlement		-	5,397	(526)	(526)
	~~W~~	29,549	89,722	49,880	131,479

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

18. Provisions

(a) Provisions as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Asset retirement obligations	~~W~~	96,255	91,571
Expected loss related to litigation		31,428	29,238
Unused credit commitments		327,134	317,590
Guarantee contracts issued:		70,517	83,411
Financial guarantee contracts		47,588	55,828
Non-financial guarantee contracts		22,929	27,583
Others(*)		483,870	744,504
	~~W~~	1,009,204	1,266,314

(*) As of September 30, 2023 and December 31, 2022, the Group recognizes provision of ~~W~~ 330,561 million and ~~W~~ 574,013 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

18. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows:

		September 30, 2023
		Unused credit commitments			Financial guaranteed contracts issued			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12-month expected credit loss		65,470	(65,309)	(161)	4,447	(4,447)	-	-
Transfer (from) to lifetime expected credit loss		(13,793)	13,829	(36)	(4,708)	4,708	-	-
Transfer (from) to impaired financial asset		(599)	(1,916)	2,515	(139)	(125)	264	-
Provision (reversal)		(35,666)	44,408	(2,281)	(729)	1,604	4	7,340
Change in foreign exchange rates		2,725	358	-	922	356	1	4,362
Others(*)		-	-	-	(9,890)	(240)	(268)	(10,398)
Ending balance	~~W~~	193,699	131,368	2,067	38,016	9,543	29	374,722

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

18. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
		Unused credit commitments			Financial guaranteed contracts issued			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	150,599	147,511	1,924	48,607	6,709	28	355,378
Transfer (from)to 12-month expected credit loss		68,226	(67,945)	(281)	2,680	(2,680)	-	-
Transfer (from)to lifetime expected credit loss		(10,794)	10,842	(48)	(3,715)	3,715	-	-
Transfer (from)to impaired financial asset		(316)	(1,274)	1,590	-	-	-	-
Provision (Reversal)		(30,042)	50,733	(1,155)	(972)	537	5	19,106
Change in foreign exchange rates		(2,068)	131	-	910	118	-	(909)
OtOthers(*)		(43)	-	-	603	(712)	(5)	(157)
Ending balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

19. Insurance contracts liabilities and others

(a) Insurance contract liabilities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Insurance contract assets	~~W~~	3,373	-
Insurance contract liabilities		44,448,225	45,904,773
Net insurance contract liabilities	~~W~~	44,444,852	45,904,773
Reinsurance contract assets	~~W~~	79,352	88,772
Reinsurance contract liabilities		68,073	62,803
Net reinsurance contract assets	~~W~~	(11,279)	(25,969)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

19. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance contracts for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023
		Nine-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other expenses	~~W~~	595,104	519,918	60,124	1,175,146
Adjustment for change in risk		42,571	27,005	17,491	87,067
Amortization of contractual service margin		416,099	154,211	113,189	683,499
Collection of insurance acquisition cash flows		99,413	187	88,826	188,426
Others(*)		(13,873)	57	9,433	(4,383)
Sub-total		1,139,314	701,378	289,063	2,129,755
Premium allocation approach		20,216	-	279	20,495
Total insurance revenue		1,159,530	701,378	289,342	2,150,250
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		579,362	435,679	69,357	1,084,398
Changes in fulfillment cash flows		2,193	54,346	2,472	59,011
Onerous contracts expense		19,193	6,967	10,942	37,102
Amortization of insurance acquisition cash flows		99,413	187	88,825	188,425
Others(*)		(9,409)	1,330	(26,443)	(34,522)
Sub-total		690,752	498,509	145,153	1,334,414
Premium allocation approach		21,896	-	668	22,564
Total insurance service expense		712,648	498,509	145,821	1,356,978
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		3	49,934	4,168	54,105
Changes in fulfillment cash flows		-	(21,142)	(978)	(22,120)
Others (*)		-	(2,164)	1,594	(570)
Sub-total		3	26,628	4,784	31,415
Premium allocation approach		1,964	-	-	1,964
Total reinsurance revenue		1,967	26,628	4,784	33,379
Insurance contracts with no premium allocation approach
Expected reinsurance premium		18	31,484	4,816	36,318
Adjustment for change in risk		-	2,465	423	2,888
Amortized contractual service margin		-	7,204	5,282	12,486
Others(*)		-	(507)	2,337	1,830
Sub-total		18	40,646	12,858	53,522
Premium allocation approach		3,948	-	-	3,948
Total reinsurance service expense		3,966	40,646	12,858	57,470
Total insurance income	~~W~~	444,883	188,851	135,447	769,181

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

19. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance contracts for the nine-month periods ended September 30, 2023 and 2022 are as follows(continued):

		September 30, 2023
		Three-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other expenses	~~W~~	185,852	183,250	24,844	393,946
Adjustment for change in risk		12,986	9,409	6,915	29,310
Amortization of contractual service margin		129,465	56,835	51,169	237,469
Collection of insurance acquisition cash flows		30,771	166	34,408	65,345
Others(*)		(4,282)	(1)	8,607	4,324
Sub-total		354,792	249,659	125,943	730,394
Premium allocation approach		6,844	-	86	6,930
Total insurance revenue		361,636	249,659	126,029	737,324
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		172,963	199,038	37,560	409,561
Changes in fulfillment cash flows		(6,359)	(19,889)	(380)	(26,628)
Onerous contracts expense		6,055	(589)	4,517	9,983
Amortization of insurance acquisition cash flows		30,771	166	34,407	65,344
Others(*)		(3,062)	435	(8,466)	(11,093)
Sub-total		200,368	179,161	67,638	447,167
Premium allocation approach		8,243	-	556	8,799
Total insurance service expense		208,611	179,161	68,194	455,966
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		3	16,086	2,193	18,282
Changes in fulfillment cash flows		-	(8,521)	(804)	(9,325)
Others (*)		-	(473)	218	(255)
Sub-total		3	7,092	1,607	8,702
Premium allocation approach		1,421	-	-	1,421
Total reinsurance revenue		1,424	7,092	1,607	10,123
Insurance contracts with no premium allocation approach
Expected reinsurance premium		18	10,057	2,106	12,181
Adjustment for change in risk		-	774	176	950
Amortized contractual service margin		-	1,954	2,058	4,012
Others(*)		-	510	533	1,043
Sub-total		18	13,295	4,873	18,186
Premium allocation approach		1,690	-	-	1,690
Total reinsurance service expense		1,708	13,295	4,873	19,876
Total insurance income	~~W~~	152,741	64,295	54,569	271,605

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

19. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance for the nine-month periods ended September 30, 2023 and 2022 are as follows(continued):

		September 30, 2022
		Nine-month
		Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach
Expected insurance premium and other insurance service expense	~~W~~	584,025	511,877	11,975	1,107,877
Adjustment for change in risk		55,781	26,491	7,221	89,493
Amortization of insurance contract margin		491,073	150,393	31,186	672,652
Collection of insurance acquisition cash flows		127,093	164	24,376	151,633
Others (*)		4,540	(9)	(446)	4,085
Sub-total		1,262,512	688,916	74,312	2,025,740
Premium allocation approach		4,860	-	262	5,122
Total insurance revenue		1,267,372	688,916	74,574	2,030,862
Insurance contracts with no premium allocation approach
Incurred premium and other service expenses		583,179	434,055	26,258	1,043,492
Changes in fulfillment cash flows		6,680	10,952	9	17,641
Onerous contracts expense (reversal)		8,944	(347)	33,952	42,549
Amortization of insurance acquisition cash flows		127,093	164	24,377	151,634
Others (*)		15,607	2,814	(18,064)	357
Sub-total		741,503	447,638	66,532	1,255,673
Premium allocation approach		9,765	-	609	10,374
Total insurance service expense		751,268	447,638	67,141	1,266,047
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		-	45,353	988	46,341
Changes in fulfillment cash flows		-	(17,938)	519	(17,419)
Others (*)		-	(5,519)	2,564	(2,955)
Sub-total		-	21,896	4,071	25,967
Premium allocation approach		1,480	-	-	1,480
Total reinsurance revenue		1,480	21,896	4,071	27,447
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	29,446	1,396	30,842
Adjustment for change in risk		-	2,585	196	2,781
Amortized contractual service margin		-	10,044	3,648	13,692
Others (*)		-	(1,496)	1,163	(333)
Sub-total		-	40,579	6,403	46,982
Premium allocation approach		743	-	-	743
Total reinsurance service expense		743	40,579	6,403	47,725
Total insurance income	~~W~~	516,841	222,595	5,101	744,537

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

19. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance for the nine-month periods ended September 30, 2023 and 2022 are as follows(continued):

		September 30, 2022
		Three-month
		Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach
Expected insurance premium and other insurance service expense	~~W~~	184,580	181,075	6,672	372,327
Adjustment for change in risk		15,431	10,860	3,584	29,875
Amortization of insurance contract margin		153,377	55,608	17,295	226,280
Collection of insurance acquisition cash flows		41,990	164	13,089	55,243
Others (*)		11,385	758	(16,044)	(3,901)
Sub-total		406,763	248,465	24,596	679,824
Premium allocation approach		4,860	-	91	4,951
Total insurance revenue		411,623	248,465	24,687	684,775
Insurance contracts with no premium allocation approach
Incurred premium and other service expenses		191,465	199,155	13,154	403,774
Changes in fulfillment cash flows		(5,542)	(36,162)	(31)	(41,735)
Onerous contracts expense (reversal)		4,658	(257)	14,204	18,605
Amortization of insurance acquisition cash flows		41,990	164	13,089	55,243
Others (*)		15,607	2,814	(18,064)	357
Sub-total		248,178	165,714	22,352	436,244
Premium allocation approach		9,765	-	464	10,229
Total insurance service expense		257,943	165,714	22,816	446,473
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		-	16,934	348	17,282
Changes in fulfillment cash flows		-	(6,659)	193	(6,466)
Others (*)		-	(1,155)	794	(361)
Sub-total		-	9,120	1,335	10,455
Premium allocation approach		1,480	-	-	1,480
Total reinsurance revenue		1,480	9,120	1,335	11,935
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	10,495	643	11,138
Adjustment for change in risk		-	859	82	941
Amortized contractual service margin		-	4,029	1,451	5,480
Others (*)		-	1,346	946	2,292
Sub-total		-	16,729	3,122	19,851
Premium allocation approach		743	-	-	743
Total reinsurance service expense		743	16,729	3,122	20,594
Total insurance income	~~W~~	154,417	75,142	84	229,643

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

20. Insurance finance income (expense)

Insurance finance income or expense for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine- month	Three-month	Nine- month
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	111	2,192	1,770	2,981
Discount rate change effects		-	-	(9)	(9)
Others		96,646	121,077	212,396	927,315
		96,757	123,269	214,157	930,287
Reinsurance contract
Discount rate change effects		(1)	5	-	-
		96,756	123,274	214,157	930,287
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		6,653	19,363	36,548	65,671
Discount rate change effects		(2)	10	-	-
Others		(12,150)	339,972	4,854	11,744
		(5,499)	359,345	41,402	77,415
Insurance finance income (expense)	~~W~~	102,255	(236,071)	172,755	852,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

21. Equity

(a) Equity as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Capital stock:
Common stock (*)	~~W~~	2,695,586	2,608,176
Preferred stock (*)		274,055	361,465
		2,969,641	2,969,641

Hybrid bonds		4,001,731	4,196,968

Capital surplus:
Share premium		11,352,744	11,352,819
Others		742,224	742,224
		12,094,968	12,095,043

Capital adjustments		(658,470)	(582,859)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(6,569,327)	(6,669,931)
Equity in other comprehensive loss of associates		(1,467)	(8,126)
Foreign currency translation adjustments for foreign operations		3,376	(112,283)
Net loss from cash flow hedges		(122,396)	(96,388)
Remeasurement of defined benefit obligation		(128,803)	(91,993)
Changes in own credit risk on financial liabilities designated under fair value option		(7,146)	(5,155)
Net finance gain on insurance contract assets(liabilities)		5,749,168	5,039,081
Net finance gain on reinsurance contract assets(liabilities)		33,075	34,045
		(1,043,520)	(1,910,750)

Retained earnings		36,251,890	33,963,799

Non-controlling interests		2,800,386	2,691,716
	~~W~~	56,416,626	53,423,558

(*) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

21. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of September 30, 2023 and December 31, 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		September 30, 2023	December 31, 2022
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	-		-	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	-		-	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
	July 13, 2023	Perpetual bond	5.40		498,815	-
Hybrid bonds in foreign currency	August 13, 2018	Perpetual bond	-		-	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,001,731	4,196,968

(*) For the nine-month period ended September 30, 2023, the deduction for capital related to hybrid bonds issued is ~~W~~2,354 million.

The hybrid bonds listed above can be repaid early after 5 or 10 years from the date of issuance, and each bond is either a perpetual bond or a bond of which the Group has right to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

21. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows:

		September 30, 2023
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasurement of defined benefit liabilities (assets)	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Net gain (loss) from current transactions:
Change due to fair value		(95,363)	9,062	-	-	955,477	(1,381)	-	-	(40,183)	474	828,086
Reclassification:
Change due to impairment or disposal		263,932	-	-	-	-	-	-	-	-	-	263,932
Effect of hedge accounting		-	-	-	(181,903)	-	-	-	-	-	-	(181,903)
Hedge		8,269	-	(47,929)	146,953	-	-	-	-	-	-	107,293
Effects from changes in foreign exchange rate		-	-	170,424	-	-	-	-	-	6,062	-	176,486
Remeasurement of defined benefit liabilities (assets)		-	-	-	-	-	-	(50,268)	-	-	-	(50,268)
Deferred income taxes		(50,943)	(2,403)	(6,032)	8,942	(245,390)	411	13,379	-	8,446	705	(272,885)
Transfer to other account		-	-	-	-	-	-	-	-	1,964	(3,170)	(1,206)
Non-controlling interests		(1,580)	-	(804)	-	-	-	79	-	-	-	(2,305)
Ending balance	~~W~~	(6,662,335)	(1,476)	3,376	(122,396)	5,749,168	33,075	(128,803)	9	93,008	(7,146)	(1,043,520)

21. Equity (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows (continued):

		December 31, 2022
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasurement of defined benefit liabilities (assets)	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(867,680)	7,623	(125,219)	(26,124)	333,178	-	(343,124)	(28)	117,967	(1,816)	(905,223)

Change due to fair value		(8,067,860)	(16,914)	-	-	6,398,056	46,320	-	9	10,880	(5,919)	(1,635,428)
Reclassification:
Change due to impairment or disposal		(37,142)	(7,333)	-	-	-	-	-	-	-	-	(44,475)
Effect of hedge accounting		-	-	-	(190,372)	-	-	-	-	-	-	(190,372)
Hedge		63,480	-	(25,793)	90,510	-	-	-	-	-	-	128,197
Effects from changes in foreign exchange rate		-	-	40,679	-	-	-	-	-	(823)	-	39,856
Remeasurement of defined benefit liabilities (assets)		-	-	-	-	-	-	348,248	-	-	-	348,248
Deferred income taxes		2,118,966	8,489	(154)	29,598	(1,692,153)	(12,275)	(96,257)	(14)	(9,171)	1,170	348,199
Transfer to other account		-	-	-	-	-	-	-	42	(2,134)	1,410	(682)
Non-controlling interests		3,586	-	(1,796)	-	-	-	(860)	-	-	-	930
Ending balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

21. Equity (continued)

(d) Regulatory reserve for loan losses

If the allowance for credit losses in accordance with K-IFRS falls short of the allowance for credit losses in accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between the two into regulatory reserve for loan losses for each accounting period.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Beginning balance	~~W~~	3,609,851	3,647,972
Planned provision (reversal) for regulatory reserve for loan losses		(152,161)	(38,121)
Ending balance	~~W~~	3,457,690	3,609,851

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,192,065	3,818,288	1,624,413	4,306,773
Provision for regulatory reserve for loan losses		(21,906)	153,153	(70,988)	(12,782)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,170,159	3,971,441	1,553,425	4,293,991
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won(*)	~~W~~	2,169	7,351	2,844	7,856

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

21. Equity (continued)

(e) Treasury stock

Changes in treasury stock for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

	September 30, 2023			December 31, 2022
	Number of shares		Carrying value	Number of shares		Carrying value
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	10,762,680		385,947	7,814,685		300,000
Retirement	(10,762,680)		(385,947)	(7,814,685)		(300,000)
Ending balance	6,352	~~W~~	227	6,352	~~W~~	227

(*) The controlling company acquired treasury stocks for the purpose of retirement during the period ended September 30, 2023 and retired 3,676,470 shares, 4,243,281shares, and 2,842,929 shares on March 28, 2023, June 16, 2023, and August 31, 2023, respectively. During 2022, the controlling company acquired treasury stocks for the purpose of retirement and retired 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

(f) Dividends

i) Quarterly dividends paid by the controlling company for the nine-month period ended September 30, 2023 are as follows:

	Record date		Total dividends
Common stock (~~W~~ 525 per share)	March 31, 2023 (1Q)	~~W~~	265,179
Convertible preferred stock (~~W~~ 525 per share)			9,178
		~~W~~	274,357
Common stock (~~W~~ 525 per share)	June 30, 2023 (2Q)		272,129
		~~W~~	546,486

ii) By resolutions of the 22nd general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2022 are as follows:

		Total dividends
Common stock (~~W~~865 per share)	~~W~~	440,093
Convertible preferred stock (~~W~~865 per share)		15,122
	~~W~~	455,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

22. Net interest income

Net interest income for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	144,844	426,830	68,997	142,134
Deposit at FVTPL		-	349	366	956
Securities at FVTPL		354,763	995,281	238,648	632,975
Securities at FVOCI		617,441	1,696,338	482,435	1,332,997
Securities at amortized cost		283,966	779,048	181,057	470,561
Loans at amortized cost		5,512,649	16,064,450	4,166,560	11,147,300
Loans at FVTPL		21,818	88,465	14,189	51,401
Insurance finance interest income		57,202	180,214	29,743	87,956
Others		35,816	105,187	23,439	62,947
		7,028,499	20,336,162	5,205,434	13,929,227
Interest expense:
Deposits		2,542,906	7,216,243	1,184,029	2,758,264
Interests on financial liabilities measured at FVTPL		3,303	6,489	517	774
Borrowings		451,624	1,376,450	272,988	583,583
Debt securities issued		694,715	1,967,041	506,620	1,284,567
Insurance finance interest expenses		476,067	1,457,157	451,216	1,327,624
Others		96,577	281,450	57,943	142,748
		4,265,192	12,304,830	2,473,313	6,097,560

Net interest income	~~W~~	2,763,307	8,031,332	2,732,121	7,831,667

23. Net fees and commission income

Net fees and commission income for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine- month	Three- month	Nine- month
Fees and commission income:
Credit placement fees	~~W~~	19,909	60,114	15,792	54,987
Commission received as electronic charge receipt		35,908	109,126	37,186	110,583
Brokerage fees		110,457	303,437	76,604	268,273
Commission received as agency		34,592	98,987	25,209	91,888
Investment banking fees		27,855	105,730	36,009	201,681
Commission received in foreign exchange activities		74,243	216,306	76,098	220,989
Trust management fees		74,645	226,489	74,791	235,046
Credit card fees		375,762	999,559	296,373	932,582
Operating lease fees		153,441	444,167	124,714	343,029
Others		185,228	523,816	166,175	526,838
		1,092,040	3,087,731	928,951	2,985,896
Fees and commission expense:
Credit-related fee		10,384	32,512	8,866	27,274
Credit card fees		233,271	690,385	233,003	661,071
Others		136,344	400,065	143,537	391,237
		379,999	1,122,962	385,406	1,079,582

Net fees and commission income	~~W~~	712,041	1,964,769	543,545	1,906,314

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

24. Provision for (reversal of) allowance for credit loss

Provision for (reversal of) allowance for credit loss on financial assets for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine- month	Three-month	Nine- month
Allowance provided:
Loans at amortized cost	~~W~~	(456,525)	(1,395,209)	(232,506)	(794,899)
Other financial assets at amortized cost		(24,499)	(71,946)	(8,811)	(26,531)
Unused credit line and financial guarantee		(359)	(7,340)	(7,062)	(29,941)
Securities at amortized cost		133	(1,834)	-	-
		(481,250)	(1,476,329)	(248,379)	(851,371)
Allowance reversed:
Securities at fair value through other comprehensive income		(7,473)	4,123	1,186	4,858
Securities at amortized cost		-	-	(554)	18
		(7,473)	4,123	632	4,876
	~~W~~	(488,723)	(1,472,206)	(247,747)	(846,495)

25. General and administrative expenses

General and administrative expenses for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine-month	Three-month	Nine-month
Employee benefits:
Salaries	~~W~~	793,287	2,422,058	747,519	2,284,331
Severance benefits:		35,728	109,557	47,956	141,197
Defined contribution		8,746	27,112	8,619	26,461
Defined benefit		26,982	82,445	39,337	114,736
Termination benefits		75,343	111,960	(437)	327
Entertainment		10,596	29,760	12,171	31,313
Depreciation		129,751	378,705	111,106	345,583
Amortization		57,567	166,642	48,234	131,930
Taxes and utility bills		55,983	184,802	45,624	153,070
Advertising		69,826	184,295	80,425	199,544
Research		4,220	15,650	4,630	14,561
Others		265,233	692,953	206,345	570,504
	~~W~~	1,497,534	4,296,382	1,303,573	3,872,360

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

26. Share-based payments

(a) Performance shares granted as of September 30, 2023 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested as of September 30, 2023	216,820	2,662,216

Fair value per share in Korean won (*)	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387 and ~~W~~ 37,081 for the expiration of exercising period from 2019 to 2022	~~W~~ 35,600

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the past one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(b) Share-based compensation costs for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance share	~~W~~	2,389	15,072	17,461

		September 30, 2022
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance share	~~W~~	1,900	15,275	17,175

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

26. Share-based payments (continued)

(c) Accrued expenses as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Accrued expenses
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance share	~~W~~	13,345	89,376	102,721

		December 31, 2022
		Accrued expense
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance share	~~W~~	12,746	91,469	104,215

27. Income tax expense

Income tax expense for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine- month	Three-month	Nine- month
Current income tax expense	~~W~~	344,567	917,774	584,918	1,340,446
Temporary differences		87,887	627,249	(262,184)	(461,532)
Income tax recognized in other comprehensive income		(60,897)	(271,410)	236,475	647,878
Income tax expenses	~~W~~	371,557	1,273,613	559,209	1,526,792

Effective tax rate	%	23.36	24.61	25.34	25.89

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

28. Earnings per share

Basic and diluted earnings per share for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,192,065	3,818,288	1,624,413	4,306,773
Less:
Dividends to hybrid bonds		(50,939)	(142,893)	(44,815)	(117,058)
Net profit available for common stock	~~W~~	1,141,126	3,675,395	1,579,598	4,189,715

Weighted average number of common stocks outstanding (*)		516,761,098	520,828,602	530,409,779	531,694,283

Basic and diluted earnings per share in Korean won	~~W~~	2,210	7,057	2,977	7,880

(*) The number of common shares outstanding is 515,504,189 shares. The above weighted-average stocks are calculated by reflecting 17,482,000 shares of convertible preferred shares issued on May 1, 2019 and then converted into common shares on May 1, 2023 and changes in treasury stocks issued during the periods ended September 30, 2023 and September 30, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

29. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	12,266,204	12,154,088
Contingent guarantees		4,519,737	4,565,829
ABS and ABCP purchase agreements		1,691,652	1,496,604
		18,477,593	18,216,521
Commitments to extend credit:
Loan commitments in Korean won		86,491,777	83,451,887
Loan commitments in foreign currency		29,258,679	25,052,284
Other agreements (*)		98,255,583	96,984,654
		214,006,039	205,488,825
Endorsed bills:
Secured endorsed bills		8,536	10,025
Unsecured endorsed bills		10,499,653	7,046,806
		10,508,189	7,056,831
	~~W~~	242,991,821	230,762,177

(*) Unused credit commitments provided to the card customers are ~~W~~ 91,892,142 million for the nine-month period ended September 30, 2023 and ~~W~~90,452,012 million for the year ended December 31, 2022.

(b) Legal contingencies

As of September 30, 2023, the Group is involved with 734 pending lawsuits as a defendant with total litigation fee of ~~W~~ 673,737 million.

As of September 30, 2023, the Group has recorded ~~W~~ 31,428 million and ~~W~~ 3,189 million, respectively, as provisions and incurred claims of insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received a cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged with being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been underway since then.

Institutional sanctions (banned from the sale of new private equity funds for nine months) against the Group were finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

29. Commitments and contingencies (continued)

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. The Group was fined ~~W~~ 50 million for relaxing its supervision obligation. It is expected that the criminal trial will determine whether the Group is legally responsible or not. Hence, the Group has determined the present obligation that the Group may be liable for the charge of involvement in the fraud is not significant.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of September 30, 2023, approximately ~~W~~ 420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfil its responsibilities. In case the Group fails to fulfil its responsibility, it is in the process of a responsible-for-completion land trust project (144 cases other than the new residential and commercial apartment project in Jongno-gu, Seoul (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended September 30, 2023, the total PF loans amounted to ~~W~~ 6,098.5 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfil its responsibilities. As of September 30, 2023, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended September 30, 2023. Meanwhile, the process of each business sites will be continuously monitored.

30. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Cash and due from banks at amortized cost	~~W~~	35,906,774	30,070,043
Adjustments:
Due from financial institutions with maturity over three months from date of acquisition		(1,954,069)	(1,956,179)
Restricted due from banks		(3,213,817)	(3,699,918)
		(5,167,886)	(5,656,097)
	~~W~~	30,738,888	24,413,946

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 13’

(a) Balances with the related parties as of September 30, 2023 and December 31, 2022 are as follows:

Related party	Account		September 30, 2023	December 31, 2022
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	31	38
〃	Credit card loans		111	117
〃	ACL		(1)	-
〃	Deposits		6,836	18,745
〃	Unused credit commitments		2	1
Partners 4th Growth Investment Fund	Deposits		3,900	742
Incorporated association Finance Saving Information Center	Deposits		7	2
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,566	11,880
〃	Other assets		49	44
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		310	427
Korea Finance Security	Deposits		138	415
Hermes Private Investment Equity Fund	Deposits		198	218
Korea Credit Bureau	Deposits		6	721
Goduck Gangil1 PFV Co., Ltd	Loans		2,325	6,825
〃	ACL		(10)	(20)
〃	Deposits		4	3
SBC PFV Co., Ltd	Deposits		5,184	21,163
Sprott Global Renewable Private Equity Fund I	Deposits		31	100
Goduck Gangil10 PFV Co., Ltd	Loans		1,900	3,100
〃	ACL		(8)	(9)
〃	Deposits		35,735	26,880
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		67	151
Future-Creation Neoplux Venture Capital Fund	Accounts receivable		318	3,949
Neoplux Market-Frontier Secondary Fund	Accounts receivable		466	904
Gyeonggi-Neoplux Superman Fund	Accounts receivable		1,046	623
Shinhan-Neoplux Energy Newbiz Fund	Accounts receivable		1,675	978
SHINHAN-NEO Core Industrial Technology Fund	Accounts receivable		124	124
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Accounts receivable		-	2,675

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties (continued)

(a) Balances with the related parties as of September 30, 2023 and December 31, 2022 are as follows (continued):

Related party	Account		September 30, 2023	December 31, 2022
Investments in associates (continued):
Neoplux No.3 Private Equity Fund	Accounts receivable	~~W~~	5,192	3,190
NV Station Private Equity Fund	Deposits		2	21
Korea Digital Asset Custody	Deposits		580	153
SW-S Fund	Deposits		309	112
Shinhan Smilegate Global PEF I	Unearned revenue		26	9
WaveTechnology co.Ltd	Deposits		67	41
SHINHAN-NEO Market-Frontier 2nd Fund	Accounts receivable		1,194	513
iPIXEL Co.,Ltd.	Deposits		99	225
CJL No.1 Private Equity Fund	Deposits		348	603
NewWave 6th Fund	Accounts receivable		733	849
Nova New Technology Investment Fund No.1	Deposits		248	215
DS Power Semicon Private Equity Fund	Deposits		70	100
Genesis No.1 Private Equity Fund (*1)	Deposits		-	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		972	59
Newlake Growth Capital Partners2 PEF	Deposits		291	353
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	43,000
〃	ACL		(33)	(28)
〃	Accounts receivable		89	81
〃	Accrued income		41	-
〃	Deposits		2,204	1,421
Shinhan-Albatross tech investment Fund	Deposits		1,573	3,402
Shinhan Global Active REIT Co. Ltd	Deposits		2,137	393
Shinhan VC tomorrow venture fund 1	Accounts receivable		850	850
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)	Accrued income		-	1
SH Global Net Zero Solution Security Investment Trust	Accrued income		2	2
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Accrued income		4	-
SEOKWANG T&I	Deposits		1	1
Shinhan Time 1st Investment fund	Deposits		151	238
DeepBlue No.1 Private Equity Fund	Deposits		-	400
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		113	-
IMM Global Private Equity Fund	Deposits		12	-
NH-J&-IBKC Label Technology Fund	Deposits		343	-
Shinhan-JW Mezzanin New Technology Fund 1st	Unearned revenue		20	-
Shinhan M&A-ESG Investment fund	Accounts receivable		285	-
K REITS Infra Real Estate	Accrued income		7	-
MAN Global Strategy Bond(H)	Accrued income		1	-
Key management personnel and their immediate relatives:	Loans		5,802	6,561
	Assets		67,069	86,674
	Liabilities	~~W~~	61,675	76,907

(*1) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2023.

(*2) Incorporated into the consolidation scope as the Group holds control due to an ownership of increased shares during the nine-month period ended September 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows:

Related party	Account		September 30, 2023		September 30, 2022
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	2,607	3,823	439	1,491
〃	Provision for credit losses allowance		-	(2)	-	-
〃	Interest expense		(2)	(51)	(3)	(18)
〃	General administrative expense		-	-	(1)	(1)
Shinhan Praxis K-Growth Global PEF	Fees and commission income		-	-	42	42
Shinhan EZ General Insurance, Ltd. (*2)	Fees and commission income		-	-	-	2
〃	Interest expense		-	-	-	(1)
〃	Reversal of credit losses allowance		-	-	-	5
Partners 4th Growth Investment Fund	Interest expense		(2)	(4)	-	(12)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		-	115	-	146
〃	Interest expense		-	(2)	(2)	(5)
Shinhan-Midas Donga Secondary Fund	Fees and commission income		-	-	41	89
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		-	173	-	181
Shinhan-PS Investment Fund No.1	Fees and commission income		-	15	5	15
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		151	416	131	390
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		310	952	400	1,123
KOREA FINANCE SECURITY	Fees and commission income		1	3	2	5
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		-	139	-	140
Shinhan-Rhinos 1 Fund(*1)	Fees and commission income		-	-	-	61
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		-	140	-	118
One Shinhan Global Fund 1	Fees and commission income		-	-	32	95
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		-	56	57	170
Korea Credit Bureau	Fees and commission income		3	11	3	10
Goduck Gangil1 PFV Co., Ltd.	Interest income		24	132	95	308
〃	Reversal of (provision for) credit losses allowance		(1)	10	7	31
SBC PFV Co., Ltd.	Fees and commission income		-	-	500	500
〃	Interest expense		(2)	(10)	(4)	(17)
Goduck Gangil10 PFV Co., Ltd.	Interest income		14	57	38	139
〃	Interest expense		(99)	(448)	(188)	(505)
〃	Reversal of credit losses allowance		-	1	3	11
Korea Omega Project Fund I	Fees and commission income		40	123	46	135
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		5	39	51	151
EDNCENTRAL Co.,Ltd.	Interest income		-	-	-	267
〃	Fees and commission income		-	-	-	3,212
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		96	289	96	289
Future-Creation Neoplux Venture Capital Fund	Interest income		19	66	-	-
〃	Fees and commission income		-	-	-	54
Neoplux Market-Frontier Secondary Fund	Fees and commission income		85	466	228	687
Gyeonggi-Neoplux Superman Fund	Fees and commission income		126	423	155	474
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		221	698	246	739
NewWave 6th Fund	Fees and commission income		244	733	247	770

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (continued):

Related party	Account		September 30, 2023		September 30, 2022
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income	~~W~~	124	373	124	373
KTC-NP Growth Champ 2011-2 Private Equity Fund (*3)	Interest income		-	36	-	-
Neoplux No.3 Private Equity Fund	Fees and commission income		675	2,002	734	2,457
Shinhan Smilegate Global PEF I	Fees and commission income		-	-	-	49
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		401	1,194	513	1,538
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		16	46	15	61
Ulmus SHC innovation inv. fund	Fees and commission income		22	68	24	70
iPIXEL Co.,Ltd.	Interest income		-	-	-	1
CJL No.1 Private Equity Fund	Interest expense		(3)	(8)	(3)	(5)
Leverent-Shinhan Vista New Technology Investment Fund	Fees and commission income		40	80	-	-
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		68	204	70	209
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		25	75	50	75
Shinhan-Time mezzanine blind Fund	Fees and commission income		75	150	-	-
Shinhan VC tomorrow venture fund 1	Fees and commission income		850	2,550	850	2,550
JS Shinhan Private Equity Fund	Fees and commission income		151	449	138	436
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		148	444	148	443
Shinhan-Kunicorn first Fund	Fees and commission income		-	232	-	261
Shinhan-Quantum Startup Fund	Fees and commission income		38	114	38	87
Shinhan Simone FundⅠ	Fees and commission income		-	78	-	78
Shinhan Whitrin New Tech Fund	Fees and commission income		21	64	22	37
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)	-	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		429	1,412	501	517
〃	Fees and commission income		41	122	17	17
〃	Interest expense		-	(1)	-	-
〃	Reversal of (provision for) credit losses allowance		-	(4)	-	(29)
Shinhan Dev Healthcare Investment Fund Ⅰ	Fees and commission income		19	58	19	47
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		61	128	-	192
Global Commerce New Technology Investment Fund	Fees and commission income		8	30	2	2
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		16	47	12	12
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		11	34	11	11
IGIS Shinhan Tech. Investment Trust 1	Fees and commission income		36	36	36	36
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		65	195	16	16
Global Net Zero Solution Security Investment Trust	Fees and commission income		19	58	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Fees and commission income		4	12	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (continued):

Related party	Account		September 30, 2023		September 30, 2022
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates (continued):
Shinhan Global Active REIT Co. Ltd	Interest expense	~~W~~	(1)	(2)	-	-
DeepBlue No.1 Private Equity Fund	Interest expense		-	(8)	-	-
Shinhan Time 1st Investment fund	Fees and commission income		-	26	-	-
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		29	86	-	-
Shinhan-iSquare Venture PEF 1st	Fees and commission income		25	75	-	-
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		-	42	-	-
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		-	216	-	-
NH-J&-IBKC Label Technology Fund	Interest expense		(3)	(10)	-	-
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		-	55	-	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		54	59	-	-
Shinhan M&A ESG Investment Fund	Fees and commission income		285	441	-	-
Shinhan-JW Mezzanine No. 1	Fees and commission income		33	33	-	-
K REITS Infra Real estate	Fees and commission income		25	25	-	-
MAN Global Strategy Bond(H)	Fees and commission income		2	2	-	-
Shinhan time secondary blind new technology investment trust	Fees and commission income		20	20	-	-
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		36	36	-	-
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		38	38	-	-
Shinhan-Eco Venture Investment Trust No. 2	Fees and commission income		24	24	-	-
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Fees and commission income		87	87	-	-
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		94	94	-	-
Shinhan HB Wellness 1st Investment Trust	Fees and commission income		16	16	-	-
Shinhan JN Wave Technology Investment Trust	Fees and commission income		2	2	-	-

Key management personnel and their close family members	Interest income		51	185	55	142
		~~W~~	8,016	20,182	6,058	20,973

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.

(*2) For the year ended December 31, 2022, it is incorporated into the consolidation scope as the Group held control due to an increased equity ratio. BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd. The amount for the nine-month period ended September 30, 2022 is recorded before Shinhan EZ General Insurance, Ltd. was included into the Group’s consolidation scope.

(*3) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three-month	Nine- month
Short-term employee benefits	~~W~~	6,206	19,197	4,775	18,056
Severance benefits		178	573	252	627
Share-based payments(*)		2,672	6,361	365	6,431
	~~W~~	9,056	26,131	5,392	25,114
(*) Share-based payments refer to the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of September 30, 2023 and December 31, 2022 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		September 30, 2023	December 31, 2022	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
〃	Key Management Personnel		3,222	2,143	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		889	883	Unused credit card limit
The Group	Structured entities		267,079	296,118	Purchase agreement
		~~W~~	281,190	309,144

(e) Details of collaterals provided by the related parties as of September 30, 2023 and December 31, 2022 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		September 30, 2023	December 31, 2022
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,400	12,400
	iPIXEL Co.,Ltd.	Electronic credit guarantee		-	190
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		39,600	51,600
	Key Management Personnel	Real estate properties		9,540	8,073
		Deposits and etc.		1,358	1,306
		Guarantee		2,753	3,092
				13,651	12,471
			~~W~~	65,651	76,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

31. Related parties (continued)

(f) Details of significant loan transactions with related parties for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

			September 30, 2023
Classification	Company		Beginning balance	Loan	Recover	Others(*)	Ending balance
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	(314)	11,566
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(4,500)	-	2,325
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(1,200)	-	1,900
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	-	33,000
Key Management Personnel			6,563	3,046	(3,805)	-	5,804
Total		~~W~~	71,368	36,046	(52,505)	(314)	54,595

(*) The effect on changes in credit loss allowance is included.

			December 31, 2022
Classification	Company		Beginning balance	Loan	Recover	Others(*)	Ending balance
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	-	11,880
	EDNCENTRAL Co..,Ltd.		19,739	-	(20,000)	261	-
	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(5,175)	-	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(4,500)	-	3,100
	iPIXEL Co.,Ltd.		55	-	-	(55)	-
	Logisvalley Shinhan REIT Co.,Ltd.		-	43,000	-	-	43,000
Kay Management Personnel			6,150	4,590	(4,177)	-	6,563
Total		~~W~~	57,424	47,590	(33,852)	206	71,368

(*) The effect on changes in credit loss allowance is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

32. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is able to do such) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Total assets:
Asset-backed securitization	~~W~~	201,520,304	238,433,221
Structured financing		375,112,752	343,752,303
Investment fund		382,677,514	353,910,099
	~~W~~	959,310,570	936,095,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

32. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities

i) The carrying value of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,119	283,339	237	292,695
Loan at amortized cost		1,233,450	16,686,434	165,792	18,085,676
Securities measured at fair value through profit or loss		4,336,096	242,638	13,705,599	18,284,333
Derivative assets		442	-	50,575	51,017
Securities at fair value through OCI		3,906,384	189,671	-	4,096,055
Securities at amortized cost		4,528,122	-	3,573	4,531,695
Other assets		6,983	65,925	3,765	76,673
	~~W~~	14,020,596	17,468,007	13,929,541	45,418,144
Liabilities under consolidated financial statements:
Derivative liabilities	~~W~~	17,227	628	-	17,855
Other liabilities		762	8,798	20	9,580
	~~W~~	17,989	9,426	20	27,435

		December 31, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,269	693,630	498	703,397
Loan at amortized cost		869,478	15,725,255	183,263	16,777,996
Securities measured at fair value through profit or loss		2,504,857	254,680	14,114,719	16,874,256
Derivative assets		4,432	-	-	4,432
Securities measured at fair value through OCI		1,919,283	179,714	-	2,098,997
Securities at amortized cost		6,894,241	-	-	6,894,241
Other assets		4,337	44,448	41,588	90,373
	~~W~~	12,205,897	16,897,727	14,340,068	43,443,692
Liabilities under consolidated financial statements:
Derivative liabilities	~~W~~	24,902	91	-	24,993
Other liabilities		788	18,840	100	19,728
	~~W~~	25,690	18,931	100	44,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

32. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,020,596	17,468,007	13,929,541	45,418,144
Purchase agreements		1,039,143	40,710	2,382,241	3,462,094
Loan commitments		518,426	936,375	-	1,454,801
Guarantees		-	283,600	-	283,600
Others		-	388,914	-	388,914
	~~W~~	15,578,165	19,117,606	16,311,782	51,007,553

		December 31, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	12,205,897	16,897,727	14,340,068	43,443,692
Purchase agreements		1,014,702	104,773	2,271,063	3,390,538
Loan commitments		419,039	988,331	-	1,407,370
Guarantees		15,000	80,000	-	95,000
Others		-	103,039	-	103,039
	~~W~~	13,654,638	18,173,870	16,611,131	48,439,639

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

33. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ~~W~~ 525 per share for common stock by a resolution of the board of directors on October 25, 2023. The total amount of dividends is ~~W~~ 270,636 million, and the dividend base date is September 30, 2023.

(b) Treasury stock retirement

To enhance the shareholders’ value, the Group made a decision on the acquisition and retirement of treasury stock amounted to ~~W~~ 100 billion based on the resolution of the board of directors on October 25, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

34. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with K-IFRS 1109 ‘Financial Instruments’ and the default rate and the loss given default were re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth rate and private consumption growth rate, which are major variables for calculating the default rate. The Group will continue to monitor the impact of the COVID-19 and the external and internal economic uncertainties on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, and figures may significantly vary for industries that are highly affected by future economic conditions:

(a) Shinhan Bank

		September 30, 2023
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	202,042	3,339,639	1,786,096	232,156	71,259	2,170,567	47,860	7,849,619
Securities at fair value through profit or loss		-	-	9,939	-	-	-	-	9,939
Securities at fair value through other comprehensive income		116,703	19,248	230,487	-	-	21,549	-	387,987
Securities at amortized cost		60,005	-	-	-	-	-	-	60,005
Off-balance accounts		604,782	228,911	3,001,063	10,614	98,749	1,076,681	31,482	5,052,282
	~~W~~	983,532	3,587,798	5,027,585	242,770	170,008	3,268,797	79,342	13,359,832

		December 31, 2022
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	154,076	3,281,340	1,217,228	209,652	76,982	2,160,803	56,719	7,156,800
Securities at fair value through other comprehensive income		123,875	18,416	211,000	-	-	14,776	-	368,067
Securities at amortized cost		59,997	-	-	-	-	-	-	59,997
Off-balance accounts		435,399	254,076	2,731,899	8,500	76,817	1,162,054	36,784	4,705,529
	~~W~~	773,347	3,553,832	4,160,127	218,152	153,799	3,337,633	93,503	12,290,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

34. Uncertainty due to changes in domestic and global economic conditions (continued)

(b) Shinhan Card Co., Ltd.

		September 30, 2023
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	376,481	107,384	323,852	807,717
Total limit		653,521			653,521
		December 31, 2022
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	439,882	187,652	424,445	1,051,979
Total limit		870,572		-	870,572

(c) Jeju Bank

		September 30, 2023
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	~~W~~	-	310,827	4,931	216	11,470	8,471	9,081	5,506	350,502
Off-balance accounts		-	7,386	213	-	837	383	300	14	9,133
	~~W~~	-	318,213	5,144	216	12,307	8,854	9,381	5,520	359,635

		December 31, 2022
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	~~W~~	-	303,118	4,752	226	11,299	8,152	9,064	5,438	342,049
Off-balance accounts		1	6,107	173	4	841	384	339	4	7,853
	~~W~~	1	309,225	4,925	230	12,140	8,536	9,403	5,442	349,902

As of September 30, 2023 and December 31, 2022, the exposures of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank and Jeju Bank are as follows:

(a) Shinhan Bank

		September 30, 2023	December 31, 2022
Moratorium of interest payments	~~W~~	101,113	165,442
Moratorium of repayment in installments		728,723	1,105,481
Moratorium of interest payments and moratorium of repayment in installments		44,847	66,218
Extension of maturity date		5,901,317	7,528,585
	~~W~~	6,776,000	8,865,726

(b) Jeju Bank

		September 30, 2023	December 31, 2022
Moratorium of interest payments	~~W~~	1,283	-
Moratorium of repayment in installments		385,790	351,129
	~~W~~	387,073	351,129

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

35. LIBOR Interest rates

The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. As of September 30, 2023, the Group has finalized most of transition and replacement plans regarding the suspension of LIBOR rate calculations and aims to follow the plan according to the regulatory guidelines.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

36. Adoption of K-IFRS 1117 ‘Insurance Contracts’

The Group begins to apply K-IFRS 1117 ‘Insurance Contracts’ on accounting periods beginning on 1 January 2023. The prior year’s financial statements were retrospectively restated in accordance with the transition requirement of this Standard. This Standard replaces K-IFRS 1104 ‘Insurance Contracts’. K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and insurance contract margins for separate non-financial risks.

The Group applied a retrospective application as described below in accordance with K-IFRS 1117 to insurance contracts, to the extent practicable, from the beginning date of the annual reporting period (the transition date) before its initial application date commences. The Group applied either the modified retrospective approach or the fair value approach to the insurance contracts impracticable to be applied with 1) below.

1)
To identify, recognize and measure each group of insurance contracts as if this Standard had always applied;
1-1)
To identify, recognize and measure any assets for insurance acquisition cash flows as if this Standard had always applied (except that an entity is not required to apply the recoverability assessment before the transition date);
2)
To derecognize any existing balances that would not exist had this Standard always applied; and
3)
To recognize all net differences arising from the initial application of this Standard as an adjustment to the retained earnings (or, if appropriate, other components of equity) at the date of initial application, without adjusting goodwill recognized from the past business combinations.

In addition, the Group changed the classification and measurement of financial instruments related to the insurance business to manage the volatility of equity arising from the market value of insurance contract liabilities according to K-IFRS 1117. For the financial instruments, their classification and measurement changed in accordance with the transition requirement of K-IFRS 1117, the Group prepared the statement of financial position at the date of initial application of K-IFRS 1117 by adjusting the classification and measurement of financial assets removed between the transition date of K-IFRS 1117 and the initial application date in order to present comparative information as if K-IFRS 1109 had been applied to the financial instruments.

Separate account assets and liabilities from the statements of financial position and revenues or expenses in separate accounts from the statements of comprehensive income, which had been presented as one line item in accordance with the Enforcement Rules of the Insurance Business Act under K-IFRS 1104, are combined with the Group’s general account and presented as related assets, liabilities, incomes, and expenses under K-IFRS 1117 with the elimination of intra-group transactions between the general account and the separate account.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

36. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

(a) Significant effects in the financial statement at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

i) Significant effects in the financial position at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

		Amount (A) (*1)			Amount (B) (*2)		Increase (B-A)
Assets:			Assets:
Cash and due from banks at amortized cost	~~W~~	28,453,404	Cash and due from banks at amortized cost	~~W~~	29,049,341	~~W~~
Financial assets at fair value through profit or loss		62,403,759	Financial assets at fair value through profit or loss		68,161,348
Securities at fair value through other comprehensive income		64,838,323	Securities at fair value through other comprehensive income		90,893,467
Securities at amortized cost		49,930,076	Securities at amortized cost		26,164,942
Loans at amortized cost		389,137,156	Loans at amortized cost		384,810,774
Other assets (*3)		53,389,467	Other assets		42,784,650
		648,152,185			641,864,522		(6,287,663)
Liabilities:			Liabilities:
Deposits	~~W~~	364,896,675	Deposits	~~W~~	364,874,652
Borrowing		43,167,065	Borrowing		43,167,065
Debt securities issued		80,149,362	Debt securities issued		80,149,362
Insurance contract liabilities		54,333,498	Insurance contract liabilities		53,774,915
Reinsurance contract liabilities		-	Reinsurance contract liabilities		281,763
Investment contract liabilities		-	Investment contract liabilities		2,953,698
Other liabilities (*3)		56,067,163	Other liabilities		46,447,117
		598,613,763			591,648,572		(6,965,191)

Equity	~~W~~	49,538,422	Equity	~~W~~	50,215,950	~~W~~	677,528

(*1) Prepared in accordance with K-IFRS 1109 ‘financial instruments’, K-IFRS 1104 ‘Insurance Contracts’, and Enforcement Rules of the Insurance Business Act. (Application of the overlay approach under K-IFRS 1104 to financial assets related to insurance contracts)

(*2) Prepared in accordance with K-IFRS 1109 ‘financial instruments’ and K-IFRS 1117 ‘Insurance Contracts’ (changed business model is applied to financial assets related to insurance contracts under K-IFRS 1117)

(*3) Other assets and other liabilities under K-IFRS 1104 include separate account assets amounted to ~~W~~ 9,501,135 million and separate account liabilities amounted to ~~W~~ 9,834,894 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

36. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

ii) Classification of financial assets (derivatives excluded) on January 1, 2022 as the transition date in accordance with K-IFRS 1117 is as follows:

	January 1,2022
	Classification		Transition date (Jan. 1, 2022) under K-IFRS 1104	Separate account (*1)	Insurance contract loan excluded (*2)	Classifica-tion due to new business model	Transition date (Jan. 1, 2022) under K-IFRS 1117
Cash and due from banks at amortized cost	Financial assets at amortized cost	~~W~~	28,453,404	595,937	-	-	29,049,341
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss		34,262	-	-	-	34,262
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss		60,686,153	6,121,716	-	(364,127)	66,443,742
Loans at fair value through profit or loss	Financial assets at fair value through profit or loss		1,683,344	-	-	-	1,683,344
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income		64,838,323	2,035,462	-	24,019,681	90,893,466
Securities at amortized cost	Financial assets at amortized cost		49,930,076	-	-	(23,765,134)	26,164,942
Loans at amortized cost	Financial assets at amortized cost		389,137,156	768,256	(5,094,638)	-	384,810,774

(*1) Consisted of the total of separate account and intercompany transactions that are eliminated.

(*2) Insurance contract loans, which used to be recognized as separate assets under K-IFRS 1104 ‘Insurance Contracts’ and Enforcement Rules of the Insurance Business Act., are measured as part of insurance contracts in accordance with K-IFRS 1117.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

36. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

iii) Significant adjustments to assets, liabilities and equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

		January 1, 2022
		Assets	Liabilities	Equity
Application of K-IFRS 1104 on January 1, 2022	~~W~~	648,152,185	598,613,763	49,538,422
Elimination of carrying value of K-IFRS 1104 items:			-
Loans at amortized cost (insurance contract loans)		(5,094,638)	-	(5,094,638)
Unamortized acquisition cost		(954,949)	-	(954,949)
Insurance contract liabilities		-	(61,187,386)	61,187,386
Intercompany transactions with separate account for the consolidation presentation		45,458	44,919	539
Others (*)		(161,677)	(124,117)	(37,560)
Application of K-IFRS 1117:
Reclassification of financial assets		(109,579)	-	(109,579)
Recognition of insurance contract liabilities		-	53,774,915	(53,774,915)
Recognition of reinsurance contract liabilities		-	281,763	(281,763)
Tax effects from adjustments		(12,278)	244,715	(256,993)
Total of adjustments for transition date		(6,287,663)	(6,965,191)	677,528
Application of K-IFRS 1117 on January 1, 2022 (the transition date)	~~W~~	641,864,522	591,648,572	50,215,950

(*) Consisted of elimination of accounts receivable (payable) and others that are measured as part of insurance contracts under K-IFRS 1117.

iv) Significant adjustments to accumulated other comprehensive income (loss) and retained earnings as part of the statement of changes in equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

		January 1, 2022
		Accumulated other comprehensive income (loss)	Retained earnings
Application of K-IFRS 1104 on January 1, 2022 (the transition date)	~~W~~	(984,936)	30,541,300
Recognition of net difference from initial application of K-IFRS 1117		(42,601)	627,174
Elimination of financial assets at fair value through profit or loss (overlay approach)		(209,645)	209,645
Reclassification of financial instruments under K-IFRS 1117		(99,607)	(10,001)
Recognition of net insurance finance income from insurance contract assets (liabilities)		459,555	-
Tax effects from adjustments		(27,990)	(229,003)
Total of adjustments for transition date		79,712	597,815
Application of K-IFRS 1117 on January 1, 2022 (the transition date)	~~W~~	(905,224)	31,139,115

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

36. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the nine-month period ended September 30, 2023 under K-IFRS 1117 are as follows:

i) The statement of financial position as of December 31, 2022

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Assets
Cash and due from banks at amortized cost	~~W~~	29,532,235	518,605	30,050,840
Financial assets at fair value through profit or loss		56,643,669	4,864,612	61,508,281
Securities at fair value through other comprehensive income		63,661,719	21,807,442	85,469,161
Securities at amortized cost		57,971,492	(24,600,294)	33,371,198
Loans at amortized cost		412,291,511	(4,392,539)	407,898,972
Reinsurance contract assets		-	88,772	88,772
Other assets		55,783,655	(9,737,649)	46,046,006
		675,884,281	(11,451,051)	664,433,230
Liabilities
Deposits		383,010,745	(22,451)	382,988,294
Borrowings		49,279,175	-	49,279,175
Debt securities issued		77,288,783	-	77,288,783
Insurance contract liabilities		54,315,124	(8,410,351)	45,904,773
Reinsurance contract liabilities		-	62,803	62,803
Investment contract liabilities		-	2,133,586	2,133,586
Other liabilities		60,860,032	(7,507,774)	53,352,258
		624,753,859	(13,744,187)	611,009,672

Equity	~~W~~	51,130,422	2,293,136	53,423,558

ii) The statement of comprehensive income for the nine-month period ended September 30, 2023

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Operating income
Net interest income	~~W~~	9,217,054	(1,385,387)	7,831,667
Net fees and commission income		2,021,970	(115,656)	1,906,314
Net insurance income (expense)		(712,421)	1,456,958	744,537
Net insurance finance income		-	852,872	852,872
Other operating expenses		(5,188,552)	(821,413)	(6,009,965)
		5,338,051	(12,626)	5,325,425
Equity method income		79,655	-	79,655
Other non-operating income, net		491,667	(231)	491,436
Profit before income taxes		5,909,373	(12,857)	5,896,516
Income tax expense		(1,531,050)	4,258	(1,526,792)
Profit for the period		4,378,323	(8,599)	4,369,724
Other comprehensive loss for the period, net of income tax		(2,619,006)	1,448,802	(1,170,204)
Total comprehensive income for the period	~~W~~	1,759,317	1,440,203	3,199,520

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

36. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the nine-month period ended September 30, 2023 under K-IFRS 1117 are as follows

iii) The statement of cash flows for the nine-month period ended September 30, 2023

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Cash flows from operating activities	~~W~~	5,315,475	423,049	5,738,524
Cash flows from investing activities		(9,289,338)	8,582	(9,280,756)
Cash flows from financing activities		10,927,018	(399,901)	10,527,117
Effect of exchange rate changes on cash and cash equivalents held		188,660	3,801	192,461
Cash and cash equivalents at the beginning of the period (*)		24,103,443	482,230	24,585,673
Cash and cash equivalents at the end of the period (*)	~~W~~	31,245,258	517,761	31,763,019

(*) Reserve for demand deposits are included in cash and cash equivalents though restricted under relevant regulations.